UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Forward-Looking Information

This discussion of our Operational and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “may”, “intend”, “should”, “plan”, “project” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, and if the strategic focus we adopted in 2009 is not aligned with our customers’ business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this discussion under the heading “Operating and Financial Review and Prospects – Outlook for full year 2011”, with respect to our statement that we feel confident to grow faster than our addressable market, and aim at a significant increase in our profitability, with an operating margin before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) above 5% of 2011 revenues. Such forward-looking statements also include the statements regarding the expected level of restructuring costs and capital expenditures in 2011 that can be found under the heading “Liquidity and Capital Resources”, and statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments that can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”.

Presentation of Financial Information

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2011 presented elsewhere in this document (the “unaudited interim condensed consolidated financial statements”) and the related notes. Our unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. IFRS, as adopted by the European Union, differ in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our unaudited interim condensed consolidated financial statements presented in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the European Union.

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Changes in Accounting Standards as of January 1, 2011

New financial reporting standards and interpretations that the Group applies but which are not yet mandatory

As of June 30, 2011, Alcatel-Lucent had not applied any new International Financial Reporting Standards and Interpretations that the European Union has published and adopted but which were not yet mandatory.

New financial reporting standards or amendments applied as of January 1, 2011

We did not apply any new standard or amendment except for the 2010 “Improvements to IFRSs” (issued in May 2010) that the European Union endorsed in February 2011. The “Improvements to IFRSs” contained amendments to IFRS 3 – Business Combinations, IFRS 7 – Financial Instruments: Disclosures, IAS 1 – Presentation of Financial Statements, IAS 27 – Consolidated and Separate Financial Statements, IAS 34 – Interim Financial Reporting and IFRIC 13 – Customer Loyalty Programmes.

These amendments had no impacts on our unaudited interim condensed consolidated financial statements. We nevertheless modified the content of our disclosure notes to comply with the amendments to IAS 34.

Critical accounting policies

Our Operating and Financial Review and Prospects is based on our unaudited interim condensed consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010 (the “2010 audited consolidated financial statements”). Some of the accounting methods and policies used in preparing our unaudited interim condensed consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and equity attributable to equity owners of the parent and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)

	June 30, 2011	December 31, 2010
Valuation allowance for inventories and work in progress on construction contracts	(428)	(436)
	Six months ended June 30, 2011	Year ended December 31, 2010
Impact of write-downs in income (loss) before income tax and discontinued operations	(87)	(113)

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results.

(In millions of euros)

	June 30, 2011	December 31, 2010
Accumulated impairment losses on customer receivables	(166)	(153)
	Six months ended June 30, 2011	Year ended December 31, 2010
Impact of impairment losses in income (loss) before income tax and discontinued operations	(28)	(14)

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c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

(In millions of euros)

	June 30, 2011	December 31, 2010
Capitalized development costs, net	543	569

The criteria for capitalizing development costs are set out in Note 1f of the 2010 audited consolidated financial statements. Once capitalized, these costs are amortized over the estimated lives of the products concerned (3 to 10 years).

We must regularly evaluate the commercial and technical feasibility of the capitalized development projects and reassess the useful lives of the products resulting from the projects. Should a product fail to substantiate the related assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

An impairment loss of € 12 million for capitalized development costs was accounted for in the first six months of 2011 and € 3 million in the first six months of 2010.

Other intangible assets and goodwill

(In millions of euros)

	June 30, 2011	December 31, 2010
Goodwill, net	4,183	4,370
Intangible assets, net (1)	1,788	2,056
Total	5,972	6,426

(1)	Including capitalized development costs, net.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows prepared by Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss was accounted for during the first six months of 2011 and 2010.

The carrying value of each group of cash generating units, which is the level at which goodwill is monitored for internal management purposes (i.e. Product Division) is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less cost to sell.

The value in use of each Product Division is calculated using a five year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (Gordon Shapiro approach).

The fair value less cost to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	Five year discounted cash flow analysis plus a Sales Multiple (Enterprise Value-”EV”/Sales) to measure discounted residual value; and

•

five year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value-”EV”/Earnings Before Interest, Tax, Depreciation and Amortization-”EBITDA”) to measure discounted residual value.

The recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the impairment tests we performed in the second quarter of 2011, are based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions are:

•	discount rate;

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•	a faster growth of our Group than our addressable market in 2011 and

•	a significant increase in profitability in 2011 with a segment operating income (as defined in Note 5 of the unaudited interim condensed consolidated financial statements) above 5% of 2011 revenues.

The discount rate used for the annual impairment test of 2011 was the Group’s weighted average cost of capital (“WACC”) of 10%. This discount rate is an after-tax rate applied to after-tax cash flows. The use of such rate results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5 % increase or decrease in the discount rate would have decreased or increased the 2011 recoverable value of the groups of cash generating units that include goodwill and intangible assets by € 738 million and € 897 million, respectively. An increase of 0.5 % in the discount rate would not have triggered any impairment losses as of June 30, 2011.

In addition to the annual goodwill impairment tests that occur during the second quarter of each year, impairment tests are carried out if we have indications of a potential reduction in the value of our goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the change in the economic environment and the volatile behavior of financial markets, we assessed whether as of March 31, 2011 and December 31, 2010 there was any indication that any Product Division goodwill may be impaired at that date. We concluded that there were no triggering events that would justify performing an additional impairment test as of March 31, 2011 and December 31, 2010.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is greater than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see Note 1g of the 2010 audited consolidated financial statements). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment-triggering events in prior years. No impairment loss on property, plant and equipment was accounted for in 2010 or in the six month period ended June 30, 2011.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in the income statement either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

(In millions of euros)

Product sales reserves	June 30, 2011	December 31, 2010
Related to construction contracts	91	97
Related to other contracts	455	482
Total	546	579

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For further information on the impact on the income statement of changes in these provisions, see Note 12 of the unaudited interim condensed consolidated financial statements.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

	(In millions of euros)
Deferred tax assets recognized	June 30, 2011	December 31, 2010
Related to the United States (including Alcatel-Lucent USA Inc.)	658 (1)	277
Related to other tax jurisdictions	284 (1)	671
Total	942	948

(1)

Following the performance of the 2011 annual goodwill impairment test, a reassessment of deferred taxes resulted in increasing the deferred tax assets recorded in the United States and reducing those recognized in France compared to the situation as of December 31, 2010.

Evaluation of our capacity to utilize tax loss carry-forwards relies on significant judgment. We analyze past events and the positive and negative elements of certain economic factors that may affect our business in the foreseeable future to determine the probability of our future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1n of the 2010 audited consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, we will be obliged to revise downwards or upwards the amount of our deferred tax assets, which would have a significant impact on our statement of financial position and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in the future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2011 are € 586 million (€ 691 million as of December 31, 2010 and € 819 million as of June 30, 2010).

As prescribed by IFRSs, we had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in Alcatel-Lucent’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

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g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on Alcatel-Lucent’s results or equity attributable to equity owners of the parent.

	Six months ended June 30, 2011	Six months ended June 30, 2010
Weighted average expected rates of return on pension and post-retirement plan assets	6.47%	6.55%
Weighted average discount rates used to determine the pension and post-retirement expense	4.92%	5.43%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a € 225 million increase in pre-tax income during the first six months of 2011 (€ 319 million increase in pre-tax income during 2010 and a € 112 million increase in pre-tax income during the first six months of 2010). Included in the € 225 million increase in 2011 was € 67 million booked as a result of the changes to the management retiree pension plan. Included in the € 319 million increase in 2010 was € 30 million booked as a result of the changes to the management retiree healthcare benefit plans. Both are described in Note 14 of the unaudited interim condensed consolidated financial statements.

Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2010 net pension and post-retirement result by approximately € (59) million and € 67 million, respectively.

Expected return on plan assets

Expected return on plan assets for Alcatel-Lucent’s U.S. plans are determined based on recommendations from our external investment advisor and our own experienced historical returns. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. These assumptions are reviewed annually or when a significant event occurs, such as a change in asset allocation. We do not update our assumptions for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans for the second quarter of 2011 is based on March 31, 2011 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans for each quarter of 2011 is based on the fair values of plan assets at December 31, 2010.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2010 net pension and post-retirement result by approximately € 135 million.

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For its U.S. plans, Alcatel-Lucent recognized a US$ 1 million (€ 1 million) increase in the net pension credit during the second quarter of 2011, which is accounted for in “other financial income (loss)”. This increase corresponds to an increase in the expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the increase of the amount of plan assets despite a higher interest cost due to an increase in discount rates. On Alcatel-Lucent’s U.S. plans, Alcatel-Lucent expects a US$ 2 million increase in the net pension credit to be accounted for in “other financial income (loss)” between the 2011 second quarter and the 2011 third quarter. This increase mainly corresponds to a lower interest cost due to a decrease in discount rates. Alcatel-Lucent does not anticipate a material impact outside its U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for Alcatel-Lucent’s U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of Alcatel-Lucent’s U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuary’s recommendations.

Participation assumptions

Alcatel-Lucent’s U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

The mortality assumption for Alcatel-Lucent’s U.S. plans is based on actual recent experience of the participants in our Management Pension Plan and our U.S. Occupational Pension Plans. For the 2009 year-end valuation, the mortality assumptions were updated again based on the actual experience of the two plans. We looked at the experience for the years of 2004 through 2008. As was the case previously, there was insufficient experience to develop assumptions for active employees and former employees who have delayed commencing their pension benefits, so we used the RP 2000 mortality table projected up to year 2009.

Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of Alcatel-Lucent’s pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. The impact of these changes was reflected in our expected return assumptions for year 2010.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s Management plan: the portion of funds invested in public equity securities is to be reduced from 20% to 10%, the portion invested in fixed income securities is to be increased from 70% to 80 % and the portion invested in alternatives remains unchanged. These changes are expected to reduce the volatility of the funded status and reduce the expected return on plan assets by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change is to be made in the allocation concerning our Group’s occupational plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the June 30, 2011 actual fair values of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones used for accounting purposes as of June 30, 2011, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately € 235 million.

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2010 US Health Care Legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under the new legislation, the subsidy paid to Alcatel-Lucent by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a € 76 million charge to the consolidated income statement and a € 6 million profit to the consolidated statement of comprehensive income for the year ended December 31, 2010 (refer to Note 8 of the unaudited interim condensed consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we offer to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of € 6 million recognized in the consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010 (see Note 14 of the unaudited interim condensed consolidated financial statements). One additional provision of the new health care law pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. Our outside actuaries attempted to assess the impact working with the very limited guidance available. Based on various assumptions that had to be made, due to the uncertainty associated with the appropriate methodology to be used, the impact was anticipated to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

h/ Revenue recognition

As indicated in Note 1o of the 2010 audited consolidated financial statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when we have transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, we apply the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on future net income (loss).

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1o of the 2010 audited consolidated financial statements are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period throughout which services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

It can be difficult to evaluate our capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on our capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see Note b of this section).

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i/ Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3 (revised), if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period, if any, are disclosed in Note 3 of our 2010 audited consolidated financial statements.

Once the initial accounting of a business combination is complete, only accounting errors may be corrected.

j/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1m of the 2010 audited consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

As described in Notes 8, 24 and 26 of our 2010 audited consolidated financial statements, such a change in estimates occurred during the second quarter of 2009 regarding Lucent’s 2.875 % Series A convertible debenture. Similar changes in estimates could occur in the future for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1m of the 2010 audited consolidated financial statements, could impact “other financial income (loss)” as a result of any change in the Group’s estimate of redemption triggers on all of Lucent’s convertible debt. An approximation of the potential negative impact on “other financial income (loss)” is the carrying amount of the equity component, as disclosed in Note 13a of our unaudited interim condensed consolidated financial statements.

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    1.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1 OVERVIEW OF THE FIRST HALF OF 2011

The market for telecommunications equipment and related services continued to benefit from a generally improved economic environment in the first half of 2011, although there were specific aspects of the economic recovery that remained worrisome:

•	The pace of economic growth remained sluggish and uneven, with very weak employment growth in key markets like the United States.
•	Sovereign debt issues in Europe continued to roil the financial markets and threaten the expansive fiscal policies that have helped foster economic recovery.
•	Rising inflation became a growing concern in China and some other emerging markets, and authorities have taken steps to slow economic growth there.

In addition to broad economic trends, industry trends continued to play a very significant role in shaping the spending for telecommunications equipment and related services in the first half of 2011. The most important of those trends are the same ones that have been dominating this market for some time. They include:

•

Surging growth in data traffic volumes, especially mobile broadband data traffic volumes, driven by increased smartphone and tablet penetration and video use. Although this trend has been especially pronounced in the U.S., there are increasing signs that it is spreading elsewhere. While the growth in mobile traffic volumes has driven spending for wireless equipment, it has also driven spending for the fixed or wireline equipment that also carries that traffic – over mobile backhaul, packet core and optical networks, for example.

•

An increased focus by service providers on how to “monetize” their increasing investment in new capacity, essentially by cutting operating and capital expenses and facilitating the development and offer of new profitable services.

•

The transformation of service provider networks to a converged, multi-service all-IP architecture. This trend is driven by cost concerns and also by the fact that an all-IP architecture is better suited to handle the ongoing shift in the nature of network traffic – from voice-centric to increasingly video-centric traffic. One aspect of the transition to an all-IP architecture is the shift in carrier investment spending from legacy technologies to IP.

The net result of these trends was stronger overall spending in the market for telecommunications equipment and related services in the first half of 2011, but with significant differences across regions and technologies that have been reflected in our own businesses.

The surging broadband traffic volumes have driven strong service provider spending for additional capacity and enhanced data capabilities, particularly in the wireless market, where our business in the first half of 2011 grew nearly 20% over the year-ago period. Within wireless, North American service providers have aggressively taken the global lead in terms of 3G network upgrades and the first large-scale deployments of the latest technology – 4G LTE, which can most efficiently carry new IP-based data and video services. Consequently, the growth in the first half of 2011 in our wireless business was concentrated in North America. The spending by carriers around the world to deploy IP-based upgrades to mobile backhaul networks has been a key driver of the near-30% increase in our IP division in the first half of 2011 over the year-ago period.

Optics is another area where traffic growth has helped drive a turnaround in spending for new equipment. Early results indicate that this year’s gains in the optics market have been led by gains in the CALA (Central and Latin America) and EMEA (Europe, Middle East and Africa) regions, with slower growth in North America and a decline in the Asia Pacific region. Our own optics business increased almost 10% in the first half of 2011 from the comparable year-ago period after a 7% decline in full year 2010 vs. 2009, with gains in both the terrestrial and submarine segments of the business.

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Our wireline business, which consists largely of fixed broadband access along with a legacy switching business, was essentially flat in the first half of 2011 from the year-ago period on stronger spending for fiber-based access, with growing interest in next-generation copper access technologies.

Our applications business increased 3.5% in the first half of 2011 from the comparable year-ago period as continued growth in Network applications offset a small decline in Enterprise applications. Revenues in our Services segment increased slightly from the year-ago period as strong growth in spending for our network transformation and managed services was largely offset by a decline in our Multivendor Maintenance and Product Attached Services businesses.

1.2 HIGHLIGHTS OF RECENT EVENTS

Patent infringement litigation.  Following an award in the Spring of 2008 to Alcatel-Lucent of damages for Microsoft’s infringement of the Day Patent, which relates to a computerized form entry system, and prejudgment interest, totalling in excess of U.S.$ 497 million, Microsoft filed an appeal with the Federal Circuit Court of Appeals in Washington, D.C. Though the Day Patent was affirmed as a valid patent and the infringement by Microsoft confirmed, the Federal Circuit vacated the jury’s damages award and ordered a new trial to re-calculate the amount of damages owed to Alcatel-Lucent for Microsoft’s infringement. Starting July 14, 2011, a trial was held in the U.S. District Court in San Diego, and on July 29, 2011, the jury returned a verdict finding that Microsoft owes Alcatel-Lucent $70 million in damages before interest. Microsoft may appeal the jury verdict.

Enterprise business strategic options.  On July 20, 2011, we announced that we are exploring strategic options to enhance the future opportunities of our Enterprise business. All options are being explored, including discussions with third parties. In conjunction with this ongoing review, and in application of local legal requirements, we held meetings with employee representatives of our Enterprise business on July 20, 2011. No decision has been made on the options being explored and there is no certainty that this review will result in any change to our Enterprise business.

New business group.  On July 20, 2011, we announced the formation of a new business group, the Software, Services & Solutions group, which combines the Networks Applications division of our Applications segment with the four divisions – Network & Systems Integration, Managed & Outsourcing Solutions, Multivendor Maintenance, and Product Attached Services – of our Services segment which were in place within our business organization at June  30, 2011.

1.3 HIGHLIGHTS OF TRANSACTIONS DURING THE SIX MONTHS ENDED JUNE 30, 2011

No 2010 dividend.  Our Board has determined that it is not prudent to pay a dividend on our ordinary shares and ADSs based on 2010 results. This proposal was approved at our Annual Shareholders’ Meeting on May 27, 2011.

Repayment of convertible bonds.  On January 3, 2011 we repaid our 4.75% convertible/exchangeable bonds (which we refer to as OCEANE) issued in June 2003 and due January 2011 that remained outstanding at that date, for their nominal value of €818 million.

Anti-corruption investigations.  In December 2010 we entered into final settlement agreements with the SEC and the DOJ. Both agreements have now been approved by the U.S. Federal Court. Alcatel-Lucent paid the full U.S.$45.4 million in civil fines and disgorgement of profits owed to the SEC, and has paid the first installment, in the amount of U.S. $25 million, of the criminal fine of U.S.$92 million imposed by the DOJ - payable in four installments over the course of three years. Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica each pled guilty to conspiracy to violate the FCPA’s anti-bribery, books and records and internal accounting controls provisions. Pursuant to the agreements with both the DOJ and SEC, Alcatel-Lucent has engaged for the next three years a French anticorruption compliance monitor.

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ICE attempted to intervene in the criminal settlement as an alleged victim of Alcatel-Lucent’s conduct, and filed a claim for restitution. On June 1, 2011, the court denied ICE’s claim for restitution and held that ICE was not a victim. ICE is appealing this ruling, as well as the dismissal by the state court in Miami, Florida (USA) on forum non conveniens grounds of its RICO claim. In Costa Rica, following the Costa Rican Prosecutor’s Office indictment of certain individuals on July 27, 2007 on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others and ICE’s joinder of claims as a victim, the Tribunal rendered its verdict in the Spring of 2011, and declined, on procedural grounds, to rule on ICE’s related civil claims against Alcatel-Lucent.

In France, with regard to the investigation of alleged acts of favoritism in the course of a contract award for a French Polynesia telecommunication submarine system, several current or former public officials of French Polynesia and a former consultant of ALSN were charged in March 2011 with either favoritism or aiding and abetting favoritism.

Following the investigation by the Malaysian authorities of alleged corruption activities, no charges have been brought against Alcatel-Lucent’s subsidiary in Malaysia, but two customers in Malaysia have suspended giving any new business to Alcatel-Lucent for a period of 12 months commencing in January 2011 and February 2011, respectively.

1.4 HIGHLIGHTS OF TRANSACTIONS DURING 2010

DISPOSITIONS

Sale of 2Wire stake. On October 20, 2010 we concluded the sale of our 26.7% shareholding in 2Wire, a U.S.-based provider of advanced residential gateways for the broadband service provider market, to Pace plc, a technology developer for the global pay-TV market, for cash proceeds of €75 million. This transaction was part of the acquisition by Pace of the stock of 2Wire owned by a consortium that included, in addition to Alcatel-Lucent, AT&T, Telmex and Oak Investments Partners.

Sale of vacuum business. On December 31, 2010 we completed the sale of our Vacuum pump solutions and instruments business to Pfeiffer Vacuum Technology AG, a world leader in the vacuum industry. We received preliminary cash proceeds of €197 million. Pursuant to a purchase price adjustment determined in 2011, we received € 2.8 million in additional cash proceeds.

OTHER MATTERS

Notes issuances. In July 2010 and October 2010, we issued a series of notes for an aggregate €100 million in nominal value upon each issuance (€200 million in total). The notes bear interest at a floating rate and are due in several instalments throughout 2011 and in February 2012, with the right to extend their maturity at our option either annually or until 2016.

On December 2, 2010, we closed our private placement of €500 million Senior Notes due January 15, 2016 with an 8.5% coupon, for which we received net proceeds of €487.3 million. We used all of these net proceeds to partially refinance the 4.75% convertible/exchangeable bonds (OCEANE) due on 1 January 2011 mentioned above.

Repurchases of convertible bonds. In February and March 2010, we repurchased and cancelled a portion of the outstanding Alcatel-Lucent Inc. 2.875% Series A convertible bonds due June 2023 for U.S.$74.8 million in cash, excluding accrued interest, corresponding to a nominal value of U.S.$75.0 million.

Further, on June 15, 2010, many of the remaining holders of the Alcatel-Lucent Inc. Series A bonds exercised their optional redemption right, and as a result we paid the redeeming holders U.S.$360 million in cash, excluding accrued interest, corresponding to the nominal value of the bonds redeemed.

Developments in Microsoft cases. On February 22, 2010, Microsoft filed a Petition for a Writ of Certiorari in the United States Supreme Court asking the Supreme Court to review the Federal Circuit’s September 11, 2009 decision to affirm the District Court’s finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent. On April 23, 2010, Alcatel-Lucent filed its Brief in Opposition and the Supreme Court denied Microsoft’s Petition on May 24, 2010. A trial is scheduled for July 19, 2011 in the U.S. District Court in San Diego to determine the amount of compensation owed to us by Microsoft for its infringement of the Day patent.

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On March 2, 2010, the United States Patent and Trademark Office issued a Reexamination Certificate confirming the validity of the Day Patent in response to the re-examination request filed by Dell in May of 2007.

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1.5 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2011 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2010

Revenues. Revenues totaled € 7,643 million in the first half of 2011, an increase of 8.3 % from € 7,060 million in the first half of 2010. Approximately 61 % of our revenues are denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2011 compared with the first half of 2010 had a negative effect on our reported revenues. If there had been constant exchange rates in the first half of 2011 as compared to the first half of 2010, our consolidated revenues would have increased by approximately 10.6 % instead of the 8.3 % increase actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2011, the average exchange rate that applied for the same period in 2010, instead of the average exchange rate that applied for the first half of 2011, and (ii) to our exports (mainly from Europe) effected during the first half of 2011 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the same period in 2010. Our management believes that providing our investors with our revenues for the first half of 2011 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)

	Six months ended June 30, 2011	Six months ended June 30, 2010	% Change
Revenues as reported	7,643	7,060	+ 8.3%
Conversion impact euro/other currencies	187
Hedging impact euro/other currencies	(24)
Revenues at constant rate	7,805	7,060	+ 10.6%*

*

Revenues at constant rate in the first half of 2011 increased 12.4% from the first half of 2010 when excluding from the latter revenues from the Vacuum pump solutions and instruments business that we sold in 2010.

Revenues in our Networks segment grew 15.6 % in the first half of 2011, with growth seen across all business divisions. Revenues in our IP division increased 28.0 % compared to the first half of 2010, driven by the IP/MPLS service routers business and slightly offset by the continued secular decline in spending for legacy ATM equipment. Our Wireless division revenues grew 19.4 % in the first half of 2011 on the strength of 3G and 4G spending, particularly for CMDA (EV-DO) and LTE in the US. Optics revenues increased 9.3 % in the first half of 2011, with growth in both the terrestrial and submarine activities of this business. Our Wireline division reflected growth in fixed access equipment that was almost entirely offset by declines in spending for legacy TDM switching equipment, as our overall wireline revenues grew 0.3 % in the first half of 2011. Revenues in the Applications segment grew 3.5% with Network Applications increasing 8.6 % and Enterprise Applications decreasing 1.0 % in the first half of 2011 as compared to the same period of 2010. Revenues in our Services business segment increased 1.5% in the first half of 2011 driven by strong growth in both Managed & Outsourcing Solutions and Network and Systems Integration, offset by declines in our Multivendor Maintenance and Product Attached Services businesses.

Revenues for the first half of 2011 and the same period in 2010 by geographical market (calculated based upon the location of the customer) are shown in the table below:

(In millions of euros)

Revenues by geographical market	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Total
1st half 2011	694	1,303	278	1,207	2,890	708	563	7,643
1st half 2010	689	1,362	269	1,173	2,434	514	618	7,060
% Change 1st half 2011 vs. 1st half 2010	1%	- 4%	3%	3%	19%	38%	- 9%	8%

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In the first half of 2011, the United States accounted for 37.8 % of revenues, up from 34.5 % in the same period in 2010 as revenues increased 19%. The U.S. continued to show signs of strong growth in the telecom sector following its recovery in 2010 and growth in the telecom sector is being driven by a surge in spending to accommodate strong growth in mobile data traffic, which led to strong growth in key areas such as IP and Wireless. Europe accounted for 29.8 % of revenues in the first half of 2011 (9.1 % in France, 17.0 % in Other Western Europe and 3.6 % in Rest of Europe), down from 32.9 % in the same period in 2010 (9.8 % in France, 19.3 % in Other Western Europe and 3.8 % in Rest of Europe). Within Europe, revenue increased 1 % year-over-year in France, fell 4 % in Other Western Europe and grew 3 % in Rest of Europe. Overall, our sales in Europe declined slightly with weakness spread across most businesses, with a few pockets of strength, like our IP/MPLS service routers. Revenues in the Asia Pacific market in the first half of 2011 increased 3 % from the same period in 2010, although its share of total revenue decreased from 16.6 % in the first six months of 2010 to 15.8 % in the same period of 2011. The year-over-year increase in sales was attributable to increased spending in China following a slowdown in spending that occurred in the first half of 2010. Revenues in Other Americas in the first half of 2011 grew 38 % from the same period in 2010 with particularly strong growth in Central and Latin America and its share of total revenue rose from 7.3 % to 9.3%. Rest of World decreased its share of total revenue to 7.4 % in the first half of 2011, down from 8.8 % in the same period in 2010, and had a 9 % decrease in revenue.

Gross profit.  In the first half of 2011, gross profit increased to 36.0 % of revenue, or € 2,752 million, compared to 34.5 % of revenue or € 2,435 million in the first half of 2010. The increase in gross profit was mainly driven by favorable product and geographic mix as well as ongoing initiatives to reduce fixed operations, procurement and product design costs. Gross profit in the first half of 2011 included (i) the negative impact of a net charge of € 88 million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € 29 million in reserves on customer receivables. Gross profit in the first half of 2010 included (i) the negative impact of a net charge of € 61 million for write-downs of inventory and work in progress; and (ii) the positive impact of reversals of € 7 million in reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. In the first half of 2011, we witnessed a recovery in products and in geographic areas where our profitability has historically been above average, compared to the first half of 2010.

Administrative and selling expenses.  For the first half of 2011, administrative and selling expenses were € 1,455 million or 19.0 % of revenues compared to € 1,447 million, or 20.5 % of revenues in the same period in 2010. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of € 58 million in the first half of 2011 and € 62 million in the first half of 2010. They primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships.

Research and development costs.  Research and development costs were € 1,309 million or 17.1 % of revenues in the first half of 2011, after the capitalization of € (6) million of development expense, an increase of 1.0 % from € 1,296 million or 18.4 % of revenues after the capitalization of € (16) million of development expense in the same period in 2010. Capitalization of R&D expense was negative in both the first half of 2011 and 2010 reflecting the fact that the amortization of capitalized R&D costs was greater than our R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of € 75 million in the first half of 2011 and € 79 million in the first half of 2010. The 1.0 % increase in research and development costs is related to new product development, primarily in our IP and Wireless businesses.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments.  We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (12) million in the first half of 2011 compared to a loss of € (308) million in the same period of 2010. The smaller loss in the first half of 2011 reflects higher gross margins slightly offset by higher operating expenses. The purchase accounting entries had a negative, non-cash impact of € 133 million in the first half of 2011, which was lower than the impact of € 141 million in the first half of 2010.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first six months of 2011 by € 155 million, of which € 281 million were additional provisions and € 126 million were reversals. Additional product sales reserves created during the first half of 2011 were € 266 million, while reversals of product sales reserves were € 90 million during the same period. Of the € 90 million in reversals, € 30 million related to reversals of reserves made in respect of warranties or retrofit due to the revision of our original estimates for these reserves regarding warranty period and warranty or retrofit costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty or retrofit claims than anticipated and for which we had made a reserve. In addition, € 17 million of the € 90 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€ 43 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by € 195 million in the first half of 2010, of which additional provisions were € 319 million and reversals were € 124 million. Additional product sales reserves created during the first half of 2010 were € 284 million while reversals of product sales reserves were € 87 million.

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Restructuring Costs.  Restructuring costs were € 81 million in the first half of 2011, representing (i) € 37 million of new restructuring plans and adjustments to previous plans, (ii) € 32 million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) € 8 million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write off of assets of € 4 million in the aggregate. New restructuring plans cover costs related to reductions in the workforce and to product rationalization and facilities closing decisions. Restructuring costs were € 244 million in the first half of 2010, representing (i) € 168 million of new restructuring plans and adjustments to previous plans, (ii) € 33 million for other monetary costs related to payables, (iii) a valuation allowance and a write-off of assets of € 22 million in the aggregate; and (iv) € 21 million of other monetary costs related to restructuring reserves. Our restructuring reserves of € 313 million at June 30, 2011 covered positions identified for elimination and notified in the first six months of 2011, as well as positions eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Litigations.  In the first half of 2011, we booked a litigation credit of € 4 million related to both the FCPA and Fox River litigations (refer to Note 2 of the unaudited interim condensed consolidated income statements) compared to the first half of 2010, when we booked a litigation charge of € 16 million related to the FCPA investigations (refer to Note 2 of the unaudited interim condensed consolidated income statements).

Gain/(loss) on disposal of consolidated entities.  In the first half of 2011, we booked a € 2 million gain mainly related to the disposal of our Vacuum pump solutions business. In the first half of 2010, we booked a € (3) million loss related to the disposal of the Fractional Horsepower Motors activity.

Post-retirement benefit plan amendment.  In the first half of 2011, we booked a € 67 million credit related to the change in our Management Pension Plan, effective April 1, 2011, which provides current active employees who participate in this plan the option to receive a lump sum when they retire. In the first half of 2010, there was nothing booked in relation to post-retirement benefit plan amendments.

Income (loss) from operating activities.  Income (loss) from operating activities was a loss of € (20) million in the first half of 2011, compared to a loss of € (571) million in the same period of 2010. The smaller loss from operating activities in the first half of 2011 is due, in part, to higher volumes and gross margins, lower restructuring costs, credits related to litigations and post-retirement benefit plan amendments and a gain on the disposal of consolidated entities, partially offset by higher operating expenses.

Finance costs.  Finance costs in the first half of 2011 were € 148 million, unchanged from € 148 million in the comparable year-ago period. The amount of interest earned in the first half of 2011 was € 29 million compared to € 30 million in the first half of 2010, while interest paid was € 177 million in the first half of 2011 compared to € 178 million in 2010.

Other financial income (loss).  Other financial income was € 184 million in the first half of 2011, compared to € 85 million in the same period in 2010. In the first half of 2011, other financial income consisted primarily of income of € 187 million related to the financial component of pension and post-retirement benefit costs. In the first half of 2010, other financial income consisted of € 131 million related to the financial component of pension and post-retirement benefit costs, which was partially offset by a loss of € (60) million related to foreign exchange transactions. The € 187 million of other financial income in the first half of 2011 represented the difference between the expected financial return on the assets (mainly for our U.S. plans) and the interest cost on the obligations of the pension and post-retirement benefit plans. The increase in the financial component of pension and post-retirement benefit credit (€ 187 million in the first half of 2011 as compared to € 131 million in the first half of 2010) is mainly due to a lower interest cost due to a decrease in discount rates as indicated in Note 2-c of our unaudited interim condensed consolidated financial statements.

Share in net income (losses) of equity affiliates.  Share in net income of equity affiliates was € 2 million during the first half of 2011, compared with income of € 8 million during the same period in 2010. The decrease compared to the first half of 2010 is largely due to the lack of income from our stake in 2Wire, which was sold in October, 2010.

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Income (loss) before income tax and discontinued operations.  Income (loss) before income tax and discontinued operations was income of € 18 million in the first half of 2011 compared to a loss of € (626) million in the same period of 2010.

Income tax benefit (expense).  We had an income tax benefit of € 35 million for the six months ended June 30, 2011, compared to an income tax expense of € (51) million for the six months ended June 30, 2010. The income tax benefit for the first half of 2011 resulted from a current income tax charge of € (31) million offset by a net deferred income tax benefit of € 66 million. The € 66 million net deferred tax benefit includes: (i) a € 69 million benefit related to deferred income tax benefits related to the reassessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 annual impairment test of goodwill performed in the second quarter of 2011 and (ii) € 54 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These positive effects were offset by € (57) million in deferred tax expenses related to Lucent’s post-retirement benefit plans. The income tax expense for the first half of 2010 resulted from a current income tax charge of € (46) million in addition to a net deferred income tax expense of € (5) million. The € (5) million net deferred tax expense includes € (102) million in deferred tax expenses related to Lucent’s post-retirement benefit plan mainly due to consequences of the Healthcare laws enacted in 2010 in the U.S. as well as € (9) million in deferred tax expenses related to Lucent’s 2.875 % Series A convertible bonds. These expenses were partially offset by deferred income tax benefits of € 62 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a € 44 million benefit related to the recoverability of the deferred tax assets mainly in connection with the 2010 annual impairment test of goodwill performed in the second quarter of 2010.

Income (loss) from continuing operations.  We had an income from continuing operations of € 53 million in the first half of 2011 compared to a loss of € (677) million in the same period of 2010.

Income (loss) from discontinued operations.  In the first half of 2011, we did not book any income/(loss) from discontinued operations, compared to the first half of 2010, where we booked a loss of € (13) million due to settlements of litigations related to businesses disposed of in other periods.

Non-controlling interests.  Non-controlling interests accounted for income of € 20 million in the first half of 2011, compared to income of € 9 million in the first half of 2010. The change from 2010 is due largely to the income from our operations in China through Alcatel-Lucent Shanghai Bell.

Net income (loss) attributable to equity owners of the parent.  A net income of € 33 million was attributable to equity holders of the parent during the first half of 2011, compared with a loss of € (699) million in the first half of 2010.

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1.6 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2010 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2009

Revenues.  Revenues totaled € 7,060 million in the first half of 2010, a decline of 5.9 % from € 7,503 million in the first half of 2009. Approximately 55 % of our revenues in the first half of 2010 were denominated in or linked to the U.S. dollar. When we translate non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The increase in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2010 compared with the first half of 2009 has tempered the decline in our reported revenues. If there had been constant exchange rates in the first half of 2010 as compared to the first half of 2009, our consolidated revenues would have declined by approximately 7.9 % instead of the 5.9 % decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2010, the average exchange rate that applied for the same period in 2009, instead of the average exchange rate that applied for the first half of 2010, and (ii) to our exports (mainly from Europe) effected during the first half of 2010 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the same period in 2009. Our management believes that providing our investors with our revenues for the first half of 2010 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009	% Change
Revenues as reported	7,060	7,503	- 5.9%
Conversion impact euro/other currencies	(141)
Hedging impact euro/other currencies	(10)
Revenues at constant rate	6,908	7,503	- 7.9%

Revenues in our Networks segment fell 8.1 % in the first half of 2010, as on-going recovery in certain regions and technologies was offset by declines in legacy technologies. Our Wireline division reflected pronounced weakness in spending for legacy ADSL access and core switching equipment, and our overall Wireline revenues dropped 18.7 % in the first half of 2010. Our Wireless division revenues fell 2.5 % in the first half of 2010 due to declining spending in 2G legacy technologies (GSM and 2G CDMA) partially offset by increases in 3G wireless technologies such as WCDMA and 3G CDMA (EV-DO) led by the explosive growth of mobile broadband data traffic. The rate of decline in Wireless, however, eased significantly in the second quarter of 2010. Optics revenues declined 14.2 % in the first half of 2010, with declines in both the terrestrial and submarine activities of this business. Revenues in our IP division increased 2.8 % compared to the first half of 2009 as strong growth in IP/MPLS service routers was largely offset by the continued secular decline in spending for legacy ATM equipment. Revenues in the Applications segment were essentially flat, with Network Applications declining 2.6 % and Enterprise Applications increasing 0.3 % in the first half of 2010 as compared to the same period of 2009. Revenues in our Services business segment declined slightly in the first half of 2010 driven by lower revenues in our Maintenance and Network Build and Implementation units partially offset by growth in Managed and Outsourcing Solutions.

Revenues for the first half of 2010 and the same period in 2009 by geographical market (calculated based upon the location of the customer) are shown in the table below:

	(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Total
1st half 2010	689	1,362	269	1,173	2,434	514	618	7,060
1st half 2009	759	1,472	303	1,510	2,161	592	706	7,503
% Change 1st half 2010 vs. 1st half 2009	- 9%	- 7%	- 11%	- 22%	13%	- 13%	- 12%	- 6%

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In the first half of 2010, the United States accounted for 34.5 % of revenues, up from 28.8 % in the same period in 2009 as revenues increased 13%. The U.S. witnessed a recovery driven by an improved economy and increased spending in key technologies such as IP and WCDMA by service providers in the first half of 2010. Europe accounted for 32.9 % of revenues in the first half of 2010 (9.8 % in France, 19.3 % in Other Western Europe and 3.8 % in Rest of Europe), down from 33.8 % in the same period in 2009 (10.1 % in France, 19.6 % in Other Western Europe and 4.0 % in Rest of Europe). Within Europe, revenue declined 9 % year-over-year in France, fell 7 % in Other Western Europe and dropped 11 % in Rest of Europe. Weakness in Europe was spread across most businesses, with a few pockets of strength, like our IP/MPLS service routers. Revenues in the Asia Pacific market in the first half of 2010 decreased 22 % from the same period in 2009, as its share of total revenue decreased from 20.1 % in the first six months of 2009 to 16.6 % in the same period of 2010. The year-over-year decline was mainly attributable to a slowdown in wireless spending in China following the transitions from 2G to 3G that primarily occurred in 2009. Revenues in Other Americas in the first half of 2010 fell 13 % from the same period in 2009 and its share of total revenue slipped from 7.9 % to 7.3%. Rest of World also decreased its share of total revenue to 8.8 % in the first half of 2010, down from 9.4 % in the same period in 2009, and had an overall 12 % decrease in revenue.

Gross profit.  In the first half of 2010, gross profit increased to 34.5 % of revenue, or € 2,435 million, compared to 32.3 % of revenue or € 2,426 million in the first half of 2009. The increase in gross profit was mainly driven by favorable product and geographic mix as well as ongoing initiatives to reduce costs. Gross profit in the first half of 2010 included (i) the negative impact of a net charge of € 61 million for write-downs of inventory and work in progress; and (ii) the positive impact of reversals of € 7 million in reserves on customer receivables. Gross profit in the first half of 2009 included (i) the negative impact of a net charge of € 61 million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € 17 million of reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. During the first half of 2010, we witnessed a recovery in products and in geographic areas where our profitability has historically been above average.

Administrative and selling expenses.  For the first half of 2010, administrative and selling expenses were € 1,447 million or 20.5 % of revenues compared to € 1,537 million, also 20.5 % of revenues in the same period in 2009. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of € 62 million in the first half of 2010 and € 61 million in the first half of 2009. They primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships. The 5.9 % decline in administrative and selling expenses reflects the progress we made executing on our programs to reduce operating expenses by simplifying our organization and eliminating sales duplication between product groups and regions.

Research and development costs.  Research and development costs were € 1,296 million or 18.4 % of revenues in the first half of 2010, after the capitalization of € (16) million of development expense, a decline of 3.6 % from € 1,345 million or 17.9 % of revenues after the capitalization of € 1 million of development expense in the same period in 2009. Capitalization of R&D expense was negative in the first half of 2010 reflecting the fact that the amortization of capitalized R&D costs was greater than our R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of € 79 million in each of the first half of 2010 and the first half of 2009. The 3.6 % decline in research and development costs reflects ongoing cost reduction plans, the progress we have made enhancing R&D efficiency by focusing on four key segments - IP, optics, broadband and applications - while we accelerate the shift of our investment toward next-generation platforms, partially offset by the negative impact of R&D capitalization in the first half of 2010 as compared to the same period of 2009.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments.  We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (308) million in the first half of 2010 compared to a loss of € (456) million in the same period of 2009. The smaller loss in the first half of 2010 reflects higher gross margins and lower operating expenses, which offset the impact of lower revenues. The purchase accounting entries had a negative, non-cash impact of € 141 million in the first half of 2010, which was similar to the impact of € 140 million in the first half of 2009.

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Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first six months of 2010 by € 195 million, of which € 319 million were additional provisions and € 124 million were reversals. Additional product sales reserves created during the first half of 2010 were € 284 million, while reversals of product sales reserves were € 87 million during the same period. Of the € 87 million in reversals, € 21 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, € 10 million of the € 87 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€ 56 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by € 121 million in the first half of 2009, of which additional provisions were € 231 million and reversals were € 110 million. Additional product sales reserves created during the first half of 2009 were € 182 million while reversals of product sales reserves were € 54 million.

Restructuring Costs.  Restructuring costs were € 244 million for the first half of 2010, representing (i) € 168 million of new restructuring plans and adjustments to previous plans; (ii) a valuation allowance and a write off of assets of € 22 million in the aggregate; and (iii) € 54 million of other monetary costs. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were € 201 million in the first half of 2009, representing (i) € 113 million of new restructuring plans or adjustments to previous plans; (ii) a valuation allowance and a write-off of assets of € 43 million in the aggregate; and (iii) € 45 million of other monetary costs. Our restructuring reserves of € 456 million at June 30, 2010 covered jobs identified for elimination and notified in the first six months of 2010, as well as jobs eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Litigations.  In the first half of 2010, we booked a litigation charge of € 16 million related to the FCPA investigations (refer to Note 23a of our unaudited condensed interim consolidated financial statements). In the first half of 2009, we did not book any litigation charges.

Gain/(loss) on disposal of consolidated entities.  In the first half of 2010, we booked a € (3) million loss related to the disposal of the Fractional Horsepower Motors activity. There were no gains or losses on the disposal of consolidated entities in the first half of 2009.

Post-retirement benefit plan amendment.  In the first half of 2010, there was nothing booked in relation to post-retirement benefit plan amendments. In the first half of 2009 we booked a € 1 million reserve related to a litigation, as disclosed in Note 23e (“Contingencies - Lucent’s employment and benefits related cases”) to our unaudited condensed interim consolidated financial statements included in our Form 6-K filed on August 6, 2010, that concerns a previous Lucent healthcare plan amendment.

Income (from operating activities loss).  Income (loss) from operating activities was a loss of € (571) million in the first half of 2010, compared to a loss of € (658) million in the same period of 2009. The smaller loss from operating activities in the first half of 2010 is mostly due to higher gross margins, lower administrative and selling expenses and research and development expenses partially offset by higher restructuring costs, litigation charges and a loss on the disposal of the Fractional Horsepower Motors activity.

Finance costs.  Finance costs in the first half of 2010 were € 148 million, an increase from € 120 million in the comparable year-ago period. The increase is due to a drop in interest earned, from € 38 million in the first half of 2009 to € 30 million in the first half of 2010, in addition to an increase in interest paid, from € 158 million in 2009 to € 178 million in 2010. The 2010 increase in interest paid is primarily due to higher levels of financial debt whereas the decline in interest earned is due to lower cash levels in 2010. The decrease of interest rates between the first half of 2009 and the corresponding period of 2010 also explains the decrease of interest earned between these two periods.

Other financial income (loss).  Other financial income was € 85 million in the first half of 2010, compared to € 142 million in the same period in 2009. In the first half of 2010, other financial income consisted primarily of (i) income of € 131 million mainly related to the Lucent pension credit. This was partially offset by a loss of € 60 million related to foreign exchange transactions. In the first half of 2009, other financial income consisted primarily of (i) a capital gain of € 250 million related to the disposal of Thales shares, (ii) a gain of € 50 million related to the partial repurchase of Lucent’s 7.75 % bond due March 2017, and (iii) a loss of € 175 million related to a change in the estimated future cash flows related to Lucent’s 2.875 % Series A convertible debentures. The € 131 million of other financial income in the first half of 2010 represented the difference between the expected financial return on the assets (mainly for our U.S. plans) and the interest cost on the obligations of the pension and post-retirement benefit plans. The increase of the pension credit (€ 131 million in the first half of 2010 as compared to € 14 million in the first half of 2009) is mainly due to the increase in the plan asset fair values and lower interest costs due to the decrease in discount rates as explained in Note 2-g of our unaudited condensed interim consolidated financial statements, included in our Form 6-K filed on August 6, 2010.

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Share in net income (losses) of equity affiliates.  Share in net income of equity affiliates was € 8 million during the first half of 2010, compared with a loss of € (6) million during the same period in 2009. The increase is largely due to the increase in net income generated by 2Wire.

Income (loss) before income tax and discontinued operations.  Income (loss) before income tax and discontinued operations was a loss of € (626) million in the first half of 2010 compared to a loss of € (642) million in the same period of 2009.

Income tax (expense) benefit.  We had an income tax expense of € (51) million for the six months ended June 30, 2010, compared to an income tax benefit of € 93 million for the six months ended June 30, 2009. The income tax expense for the first half of 2010 resulted from a current income tax charge of € (46) million in addition to a net deferred income tax expense of € (5) million. The € (5) million net deferred tax expense includes € (102) million in deferred tax expenses related to Lucent’s post-retirement benefit plan mainly due to consequences of the Healthcare laws enacted in the U.S. in 2010 as well as € (9) million in deferred tax expenses related to Lucent’s 2.875 % Series A convertible bonds. These were partially offset by deferred income tax benefits of € 62 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a € 44 million benefit related to the recoverability of the deferred tax assets mainly in connection with the 2010 annual impairment test of goodwill performed in the second quarter of 2010. The income tax benefit for the first half of 2009 resulted from a current income tax charge of € (11) million offset by a net deferred income tax benefit of € 104 million. The € 104 million net deferred tax benefit includes deferred income tax benefits of € 62 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a € 68 million reversal of deferred tax liabilities related to the Lucent 2.875 % Series A convertible debentures.

Income (loss) from continuing operations.  We had a loss from continuing operations of € (677) million in the first half of 2010 compared to a loss of € (549) million in the same period of 2009.

Income (loss) from discontinued operations.  There was a loss from discontinued operations of € (13) million in the first half of 2010 due to settlements of litigations related to businesses disposed of in other periods. There was income from discontinued operations of € 129 million in the first half of 2009 due to an adjustment of the purchase price related to the contribution of our interests in two joint ventures in the space sector to Thales in 2007.

Non-controlling interests.  Non-controlling interests accounted for income of € 9 million in the first half of 2010, compared to a loss of € (32) million in the first half of 2009. The change from 2009 is due largely to the income from our operations in China through Alcatel-Lucent Shanghai Bell.

Net income (loss) attributable to equity owners of the parent.  A net loss of € (699) million was attributable to equity holders of the parent during the first half of 2010, compared with a loss of € (388) million in the first half of 2009.

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1.7 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2011 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2010

The following discussion takes into account our results of operations for the six-month periods ended June 30, 2011 and June 30, 2010, with certain financial information presented in the table below on a segment basis for the same periods. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision making function, to assess performance and to allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs)” to segment operating income (loss) reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the unaudited interim condensed consolidated financial statements included as part of this report.

(In millions of euros)

Six months ended June 30, 2011	Networks	Applications	Services	Other and unallocated amounts	Total Group
Revenues from operating segments (including intersegment revenues)	4,893	937	1,680	133	7,643
Segment Operating Income (Loss)	111	4	31	(25)	121
PPA Adjustments (excluding restructuring costs)					(133)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(12)
Capital expenditures	189	48	20	10	266

(In millions of euros) Six months ended June 30, 2010	Networks	Applications	Services	Other and unallocated amounts	Total Group
Revenues from operating segments (including intersegment revenues)	4,232	905	1,655	268	7,060
Segment Operating Income (Loss)	(73)	(44)	(21)	(29)	(167)
PPA Adjustments (excluding restructuring costs)					(141)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(308)
Capital expenditures	186	54	26	12	278

PPA adjustments (excluding restructuring costs).  PPA adjustments (excluding restructuring costs) decreased in the first half of 2011, to € (133) million compared with € (141) million in the first half of 2010. The decrease was largely due to the increase in the value of the euro relative to the U.S. dollar in the first half of 2011, as the amortization of purchased intangible assets of Lucent, including long-term customer relationships, acquired technologies and in-process R&D was little changed in the first half of 2011 compared with the first half of 2010.

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Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments.  In the first half of 2011, segment operating income of € 121 million for the Group, adjusted for € (133) million in PPA yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (12) million, as shown in the unaudited interim condensed consolidated financial statements included in this report. In the first half of 2010, a segment operating loss of € (167) million for the Group, adjusted for € (141) million in PPA yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (308) million, as shown in the unaudited interim condensed consolidated financial statements included in this report.

Networks Segment

Revenues in our Networks segment were € 4,893 million in the first half of 2011, an increase of 15.6 % from € 4,232 million in the first half of 2010, using current exchange rates. When we translate the non-euro portion of sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The increase in the value of the euro relative to other currencies, including the U.S. dollar, in the first half of 2011 as compared to the first half of 2010 had a negative impact on our reported revenues. If there had been constant exchange rates in the first half of 2011 as compared to the first half of 2010, our Networks segment revenues would have increased by 18.0 % instead of the 15.6 % actual increase reported.

Revenues in our IP division increased 28.0% in the first half of 2011, from € 590 million in the first half of 2010 to € 755 million, driven by the approximately 40% growth in IP/MPLS service routers. The growth in our service router revenues was particularly strong in the Asia Pacific and the Americas regions, and it reflects both strong market growth and an increase in our share of the edge IP/MPLS routing market. Growth in the market for IP/MPLS service routers continues to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, and more recently, by their spending for IP mobile backhaul. The mobile backhaul segment of the market has been particularly strong, as service providers take actions to alleviate bottlenecks in the flow of increasing mobile broadband data traffic. After leading the service router market with the industry’s first 100G (Gigabits/second) capability, we announced the industry’s first network processor to support 400G data speeds. In addition to IP/MPLS service routers, the IP division also includes our ATM switching business, where a decline in first-half revenues continued to reflect the ongoing market-wide contraction in spending for that legacy technology.

Revenues in our Optics division were € 1,299 million, an increase of 9.3% from the first half of 2010, with both our terrestrial and submarine businesses contributing to the increase. First-half growth in our optics segment follows a decline in that business in 2010, and reflects a return to growth in the overall optics market. In the overall optics market, increasing traffic volumes have triggered an increase in service provider spending for additional capacity, which has been led by spending for WDM equipment while spending for legacy SONET/SDH equipment remained in secular decline. Similarly, first-half growth in our terrestrial optics business was led by double-digit growth in our WDM business and a smaller increase in our wireless (microwave) transmission business. While growth in our overall terrestrial optics business in the first half of 2011 was concentrated in the Asia Pacific and the Americas regions, the WDM portion of the terrestrial optics business was strong across all regions. Our WDM business is led by a new, next-generation platform which supports 100G (Gigabits/second) technology that represents the next generation in optical networking technology. Our submarine optics business increased at a double-digit rate in the first half of 2011, following a sharp drop in 2010.

Revenues in our Wireless division increased 19.4% in the first half of 2011, to € 2,197 million from €1,840 million in the first half of 2010. Driving that growth was the growth in mobile broadband data traffic, which was driven, in turn, by the increasing penetration of smartphones and tablets. Mobile operators responded to those trends with increased spending to add capacity and enhance the data capabilities of their networks, particularly their 3G networks. We saw the positive impact of spending by mobile operators in our 3G WCDMA business in 2010, and in our 3G CDMA (EV-DO) business in the first half of 2011, where revenues increased at a double-digit rate over the comparable year-ago period and were particularly strong in the Americas region. Mobile operators are also starting the first large-scale deployments of 4G LTE wireless networks, which contributed to the first-half growth in our Wireless business, especially in the Americas. Unlike earlier generations of wireless technology, 4G LTE is entirely IP-based, thereby creating growth opportunities that extend beyond wireless, to IP mobile backhaul and packet core networks, as well to broader IP network transformation projects. Although the increase in carrier spending on 3G and 4G networks has generally been at the expense of their spending on legacy 2G networks, we have seen some growth in our 2G GSM business in the Asia Pacific region where the number of 2G subscribers continues to grow, driving the need for additional capacity. During the first half of 2011 we also unveiled lightRadioTM, our new architecture for mobile and broadband networks, and we established an initiative with certain mobile operators to support the creation of the next-generation mobile access network based on lightRadioTM.

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Revenues in our Wireline division were € 666 million in the first half of 2011, essentially flat with the year-ago period, as weakness in the EMEA (Europe, Middle East, Africa) region offset growth in the Asia Pacific region. Our fixed access business increased at a single digit rate, with particularly strong growth in our fiber access business in the Asia Pacific region, but that growth was offset by continued declines in our legacy TDM switching business. Our IMS core networking business was also strong in the Asia Pacific region. Within the fixed access market, service providers are increasingly focused on fiber-based access as a competitive differentiator, although the uncertain regulatory treatment of new fiber networks is still a constraining factor in some markets outside the United States. Service providers are also investing in new copper-based technologies that can enhance the capabilities of existing copper access networks.

Next-generation products from across our portfolio make up what we call the “High Leverage NetworkTM” (HLN). A High Leverage NetworkTM addresses the key challenge faced by our customers, which is to deliver innovative, revenue-generating, value-added services to their customers in a timely fashion while reducing the cost of transporting rapidly growing video and mobile internet traffic on their networks. Specifically, a High Leverage NetworkTM requires state of the art capabilities in IP, Optics, wireless and wireline broadband access in order to deliver value-added services at the lowest possible cost. We have focused on refreshing our portfolio with products and solutions that deliver those capabilities. In the first half of 2011, revenues from products that support our HLN strategy increased 15.5% over the year-ago period to € 1,902 million, which accounted for nearly 40% of our Networks segment’s overall revenues.

Segment operating income in our Networks business was € 111 million or 2.3% of total Networks revenues in the first half of 2011, compared with an operating loss of € (73) million in the first half of 2010. The increase reflects the positive impact of higher volumes and favorable shifts in product and geographic sales mix, which offset some higher product development costs, with particularly strong contributions from the IP and Wireless divisions.

Applications Segment

Revenues in our Applications segment were € 937 million in the first half of 2011 compared to € 905 million in the first half of 2010, an increase of 3.5 % at current exchange rates. If there had been constant exchange rates in the first half of 2011 as compared to the first half of 2010 our Applications revenues would have increased by 6.0 % instead of the 3.5 % reported increase.

In the first half of 2011, revenues in our Network applications business increased 8.6 % to € 366 million from € 337 million in the first half of 2010, with five consecutive quarters of growth through the second quarter of 2011. Growth in the first half of 2011 was particularly strong for our Digital Media & Advertising portfolio, driven by new next-generation applications like the Digital Media Store, our digital storefront capability that allows our service provider customers to deliver applications to end-users – and our Optism mobile advertising application. Those two applications, which were launched in 2010, have 11 and 8 deployments respectively. Our Motive business (remote customer management) was also very strong in the first half of 2011, increasing at a double-digit rate. Our applications services business, which includes software customization and maintenance, also increased in the first half of 2011. Those gains were partially offset by weakness in some of our legacy applications, including payment and messaging.

In the Enterprise applications business, revenues in the first half of 2011 were € 570 million, a decrease of 1.0% from € 576 million in the year-ago period, as an increase in the first quarter of 2011 was largely offset by a decline in the second quarter. The strongest part of our Enterprise applications business for the first six months of 2011 was the Genesys contact center software business, where revenue growth reflected the ongoing strong recovery of its core call center business. Revenue from enterprise telephony and data networks declined in the second quarter, impacted by temporary disruptions in the supply chain, following a move to a new logistics hub in Europe.

Operating income in the Applications segment was € 4 million or 0.4% of total Applications revenues in the first half of 2011, compared with a loss of € (44) million in the year-ago period. The increase was due to improvements in the Network applications business that were driven by higher volumes and expense control. Profitability in the Enterprise applications unit was maintained at last year’s level and continued to exceed profitability in the Network applications business by a wide margin.

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Services Segment

Revenues in our Services business segment were € 1,680 million in the first half of 2011, an increase of 1.5 % from revenues of € 1,655 million in the first half of 2010, using current exchange rates. If there had been constant exchange rates in the first half of 2011 as compared to the first half of 2010 our Services segment revenues would have increased by 2.8 % instead of the 1.5 % increase actually reported.

Managed and Outsourcing Solutions revenues increased at a double-digit rate in the first half of 2011, with growth picking up significantly in the second quarter. Growth extended across all regions, and was driven by new contract roll-outs and the expansion of existing projects.

Revenues in the Network and Systems Integration (NSI) business increased at a double-digit rate in the first half of 2011, with very strong growth in the Americas driven by network transformation activity (network planning and optimization, integration, design and consulting). The demand for network transformation services has been particularly strong in the market we call “Strategic Industries” (defined to include transportation, energy and the public sector). Recent activity in the Strategic Industries market has been notable in the public safety, education and smart grid sectors. Additionally, our NSI business has benefitted from our recent success in securing contracts in areas such as managed services, 4G LTE, IMS and small cell deployments, because they frequently include a comprehensive range of NSI services.

In the Product Attached Services business, which includes product-attached maintenance and our network build and implementation (NBI) businesses, revenues in the first half of 2011 fell at a low double-digit rate from the year-ago period. Our NBI services, which are focused on civil works usually attached to the sale of our equipment, accounted for most of the decline, reflecting the impact of political unrest in North Africa and the Middle East as well as the completion of projects. There was a smaller decline in our product-attached maintenance business, where an increase in the Americas was offset by weaker results in the EMEA (Europe, Middle East and Africa) region.

Multivendor Maintenance revenues declined at a double-digit rate in the first half of 2011, reflecting a strategic re-positioning within certain projects.

Segment operating income in our Services business was € 31 million or 1.8% of total Services revenues in the first half of 2011, compared with an operating loss of € (21) million in the first half of 2010. The increase over the year-ago period was concentrated in the second quarter and reflects the impact of expense reduction actions as well as programs to address and improve processes and financial discipline.

1.8 LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Cash and cash equivalents decreased by € 1,566 million in the first half 2011 to € 3,474 million at June 30, 2011. This decrease was mainly due to cash used by financing activities of € 884 million, resulting primarily from the reimbursement, repurchase or redemption of financial debt. In addition, it is explained by the cash used by operating activities for € 297 million, by the negative impact of the net effect of exchange rate changes of € 223 million, reflecting mainly the change of the euro/U.S. dollar exchange rate on cash and cash equivalent denominated in U.S. dollars and to a lesser extent by the net cash used by investing activities of € 162 million, mainly driven by capital expenditures of € 266 million.

Net cash provided (used) by operating activities.  Net cash provided by operating activities before changes in working capital, interest and taxes was € 297 million for the first half 2011 compared to € 291 million of net cash used for the first half 2010.

The increase in net cash provided by operating activities before changes in working capital, interest and taxes between the first half 2010 and the first half 2011 is mainly due to the improvement of the result from operating activities with a loss of € 20 million in the first half of 2011 compared to € 571 million for the first half of 2010.

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Net cash used by operating activities was € 297 million for the first half 2011 compared to net cash used of € 586 million for the first half 2010. These amounts take into account the net cash used by operating working capital, vendor financing and other current assets and liabilities that amounted to € 404 million for the first half 2011 and to € 74 million for the first half 2010. With respect to operating working capital, this change is mainly explained by the cash used or provided by (i) inventories and work in progress, (ii) trade receivables and other receivables and (iii) trade payables and other payables. Regarding inventories and work in progress, net cash used represented € 123 million for the first half 2011 compared to net cash used of € 577 million for the first half 2010. This higher use of cash during the first half 2010 is explained by significant purchases of critical components made to secure buffer stocks due to risks of shortage of electronic components in the context of an increasing demand. Regarding trade receivables and other receivables, they provided cash for € 199 million for the first half of 2011 compared to cash provided for € 583 million for the first half of 2010 mainly related to the strong collection in that period of the high amount of receivables generated at the end of the previous year due to the seasonality of our activity, and to a higher revenues volume in the first half of 2011 compared to revenues in the first half of 2010. Regarding trade payables and other payables, they represented € 237 million of cash used in the first half 2011 compared to € 5 million of cash provided for the first half 2010, due to the settlement of a high level of payables generated at the end of the previous year for both 2010 and 2011 due to the seasonality of our activity, which was offset in the first half of 2010 by an increase in payables in connection with the increase of inventories during that period. Other current assets and liabilities were € 223 million of cash used in the first half of 2011 compared to € 91 million of cash used in the first half of 2010, this smaller amount being mainly explained by the fact that no bonus was paid in 2010 pursuant to our corporate annual incentive plan (AIP).

Net cash provided (used) by investing activities.  Net cash used by investing activities was € 162 million in the first half 2011 compared to net cash used of € 11 million in the first half 2010. The difference is mainly due to cash proceeds of € 90 million from the disposal of marketable securities in the first half 2011 compared to € 248 million for the first half 2010. On the other hand the purchases of tangible and intangible fixed assets decreased slightly between the first half of 2010 (€ 278 million) and the first half of 2011 (€ 266 million).

Net cash provided (used) by financing activities.  Net cash used by financing activities amounted to € 848 million for the first half 2011 compared to net cash used of € 356 million for the first half 2010. This increase was mainly due to the fact that the repurchase of, and the repayment before maturity date due to the partial exercise of an optional redemption right on, the Lucent 2.875 % Series A convertible bonds, used US$ 75 million and US$ 360 million, respectively, in the first half 2010, whereas the redemption of the Oceane 4.75 % bonds maturing January 2011 used an amount of € 818 million in the first half of 2011. Dividends of ASB to minority shareholders were also paid during the first half 2011 for € 66 million.

Disposed of or discontinued operations.  Disposed of or discontinued operations provided no cash for the first half of both 2011 and 2010.

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Capital Resources

Resources and cash flow outlook.  Our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including our revolving credit facility of € 1.4 billion maturing in April 2012 (of which € 837 million has been extended until April 5, 2013), and on which we have not yet drawn (see “Syndicated facility” in Note 13-d of the unaudited condensed interim consolidated financial statements for the six month period ended June 30, 2011). Our ability to draw upon these resources at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, lenders’ and investors’ perception of our credit quality, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally. Given current conditions, we cannot rely on our ability to access to the debt and equity markets at any given time.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating € 4,028 million as of June 30, 2011, are sufficient to fund our cash requirements for the next 12 months. Approximately € 966 million of our cash, cash equivalents and marketable securities are held in countries, primarily China, which are subject to exchange control restrictions. These restrictions may limit the use of such funds by our subsidiaries outside of the local jurisdiction. Repatriation efforts are underway to reduce that amount. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

The estimated cash outlays in respect of our previously-announced restructuring plans is expected to be in the same order of magnitude as for 2010, that is, approximately € 400 million (of which € 162 million in the first half of 2011) compared to € 376 million in 2010 (of which € 213 million in the first half 2010).

We expect a somewhat lower level of capital expenditures in 2011 compared to those in 2010, which amounted to € 692 million including capitalization of development expenditures. We spent € 266 million in the first half of 2011; consequently, we expect capital expenditures to be higher for the second half of the year.

In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “Senior Notes”) with an 8.5% coupon for a total nominal value of €500 million. We used the net proceeds of this issuance to partially refinance our convertible/exchangeable bonds (OCEANE) 4.75% due on 1 January 2011. The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in minority interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford Alcatel-Lucent the ability to conduct its operations, strategy and finances without significant effect. The Senior Notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the Senior Notes at a redemption price equal to 101% of their principal amount, plus any accrued and unpaid interest.

Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations. If, however, the business environment were to materially worsen, the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain extra funds through additional operating improvements or through external sources, such as capital market proceeds, asset sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above.

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Credit ratings.

At July 27, 2011, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Stable	February 18, 2009	May 18, 2011
Standard & Poor’s	B	B	Stable	November 9, 2009	April 12, 2011

At July 27, 2011, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Standard & Poor’s	B	n.a	Stable	November 9, 2009	April 12, 2011

Moody’s: On May 18, 2011 Moody’s changed the outlook of its Corporate Family Rating of Alcatel-Lucent as well as of its ratings of Alcatel-Lucent USA Inc. and of the Lucent Technologies Capital Trust 1, from Negative to Stable. The B1 Long Term rating was affirmed.

On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

The Corporate Family rating of Moody’s on Alcatel-Lucent USA Inc’s debt was withdrawn on February 18, 2009, except for the Lucent Technologies Capital Trust 1’s trust preferred notes and bonds which continue to be rated.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

Standard & Poor’s: On April 12, 2011, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA Inc. from Negative to Stable. The B ratings were affirmed.

On November 9, 2009, Standard & Poor’s lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short–term credit rating of Alcatel-Lucent was affirmed. The rating on the trust preferred securities of Lucent Technologies Capital Trust I was lowered from CCC+ to CCC. The negative outlook of the ratings was maintained.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions likely will impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

We can provide no assurances that our credit ratings will not be lowered in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and in reduced access to capital markets.

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

Total Financial Debt.  At June 30, 2011, our total financial debt, gross was € 4,427 million compared to € 5,378 million at December 31, 2010.

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Short-term Debt.  At June 30, 2011, we had € 418 million of short-term financial debt outstanding, which included an aggregate nominal value of € 200 million related to the Alcatel-Lucent floating rate series of notes, issued in July 2010 and October 2010, due € 100 million in 2011 and the remaining € 100 million in 2012, but extendable annually until 2016 or up to 2016, for a carrying value of € 196 million, with the remainder representing bank loans and lines of credit and other financial debt and accrued interest payable.

Long-term Debt.  At June 30, 2011 we had € 4,009 million of long-term financial debt outstanding.

Rating Clauses Affecting our Debt.  Alcatel-Lucent’s and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

Syndicated Facility.  On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn € 1 billion syndicated facility, which was to mature in June 2009. On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of € 1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the € 1.4 billion facility was established, we have complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at July 27, 2011, the date of approval by our Board of Directors of the financial statements for the six-month period ended June 30, 2011.

1.9 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Contractual obligations.  We have certain contractual obligations that extend beyond 2011. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2011 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our unaudited condensed interim consolidated balance sheet included in this document.

(In millions of euros)
Contractual payment obligations	Payment deadline
	Less than one year	2012-2013	2014-2015	2016 and after	Total
Financial debt (excluding finance leases)	399	413	1,472	2,121	4,405
Finance lease obligations (1)	19	3	-	-	22
Equity component of convertible bonds	-	238	182	73	493
Sub-total - included in statement of financial position	418	654	1,654	2,194	4,920
Finance costs on financial debt (2)	267	381	410	1,030	2,088
Operating leases	193	200	217	239	849
Commitments to purchase fixed assets	37	1	-	-	38
Unconditional purchase obligations (3)	585	507	338	510	1,940
Sub total - commitments not included in statement of financial position	1,082	1,089	965	1,779	4,915
Total Contractual obligations (4)	1,500	1,743	2,619	3,973	9,835

(1)	Of which € 18 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.
(2)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in note 24 of our 2010 audited consolidated financial statements. If all outstanding debentures at June 30, 2011 were not redeemed at their respective put dates, an additional finance cost of approximately € 225 million (of which € 45 million would be incurred in 2013-2015 and the remaining part in 2016 or later) would be incurred until redemption at their respective contractual maturities.

(3)

Of which € 1,600 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our unaudited condensed interim consolidated financial statements (refer to note 14 of our unaudited condensed interim consolidated financial statements).

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Off-balance Sheet Commitments and Contingencies.  On June 30, 2011, our off-balance sheet commitments and contingencies amounted to € 2,414 million, consisting primarily of € 1,050 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the € 2,414 million is approximately € 317 million in customer financing provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)

Off-balance sheet contingent commitments	June 30, 2011	June 30, 2010
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,050	997
Discounted notes receivables with recourse(1)	2	2
Other contingent commitments(2) (3)	972	605
Sub-total - Contingent commitments	2,024	1,604
Secured borrowings (4)	15	21
Cash pooling guarantee (5)	375	354
Total - Off-balance sheet commitments, guarantee in cash pooling & secured borrowings (6)	2,414	1,979

(1)

Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in note 11 to the unaudited condensed interim consolidated financial statements.

(2)

The increase between June 30, 2011 and June 30, 2010 is mainly explained by guarantees given on funding requirements of U.K. pension plans (€96 million) and guarantees given to French custom and tax authorities in the context of the creation of ALU International (€216 million).

(3)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.
(4)	Excluding the subordinated guarantees described below on certain bonds.
(5)

The cash pooling guarantee is granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

(6)

Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table as they are included in our unaudited condensed interim consolidated financial statements. Refer to note 25 of our 2010 audited consolidated financial statements for a summary of our expected contribution to these plans.

The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. The maximum potential amount reflects the undiscounted reliable best estimate of the highest payment that could effectively be made, even if the likelihood of occurrence of such payment is remote, and without taking into account any reduction related to potential recovery through recourse or collateralization provisions. If such a reliable best estimate is not available, the amount disclosed is the maximum amount the Group could be required to pay, with all the other characteristics remaining the same. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties are not included in the preceding table. These commitments are fully reflected in our unaudited condensed interim consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 2 million as of June 30, 2011 and also as of June 30, 2010.

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In connection with our consent solicitation to amend the indenture pursuant to which Lucent’s 2.875 % Series A convertible debentures due 2023 and 2.875 % Series B convertible debentures due 2025 were issued, on December 29, 2006 we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. These subordinated guarantees are not included in the preceding table.

Outsourcing Transactions.  During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”) and implemented it in 2010, as was the case for other outsourcing transactions signed in 2009 and 2010 with other service providers concerning payroll and certain R&D and business process activities.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase, HP will invest its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost € 200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. € 17 million of these restructuring costs were incurred during the six months period ended June 30, 2011 (€28 million in 2010 of which €17 million during the first six months).

As part of the transfer of resources, Alcatel-Lucent has sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the Contractual Payment Obligations table above, representing a total amount of € 18 million in finance lease obligation as of June 30, 2011.

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately € 451 million of HP goods and services. Of this amount, € 249 million represent Alcatel-Lucent’s commitment to effect purchases every year over the four-year period from January 1, 2010 through October 31, 2013 in an amount equal to the amount spent by it in HP goods and services from November 1, 2008 through October 31, 2009, and € 202 million represent Alcatel-Lucent’s commitment to effect incremental purchases over the same four-year period of HP goods and services to be used in the context of customer networks. As of June 30, 2011, the remaining total commitment was € 333 million. The finance lease obligations and the unconditional purchase commitments related to this agreement are included in the Contractual payment obligations table, presented above under the headings “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were also included in the HP agreement:

•

A minimum value commitment regarding the amount of IT Managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of € 1,408 million (which amount includes € 120 million of the € 200 million restructuring costs mentioned above and with a remaining commitment of €1,098 million as of June 30, 2011) and

•

commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including the establishment of dedicated teams, representing a minimum investment of € 298 million over ten years (with a remaining commitment of € 168 million as of June 30, 2011).

These two commitments for their remaining part as of June 30, 2011 are included in the Contractual payment obligations table presented above, under the heading “Unconditional purchase obligations”.

Letter of Indemnity in favour of Louis Dreyfus Armateurs.  During the first half of 2011 we provided a letter of Indemnity (“LOI”) in favour of Louis Dreyfus Armateurs (“LDA”), our co-venturer in the jointly-controlled entity Alda Marine agreeing to indemnify them in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by us during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed € 50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the level of radiation measured during the repairs were always below critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of June 30, 2011.

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Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. In the fourth quarter of 2009, Alcatel-Lucent USA Inc. recorded an additional provision of U.S.$22 million for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean up of the Fox River in Wisconsin, USA. In the first half of 2011 a reversal of € 3 million was accounted for based upon NCR Corporation’s reduction of the amount of the claim it has asserted against AT&T Corp. and Alcatel-Lucent (a reversal of € 4 million was accounted for in 2010). Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the consolidated financial statements included elsewhere in this report. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

Alcatel-Lucent USA Inc.’s Other Commitments - Contract Manufacturers

Alcatel-Lucent USA Inc. outsources most of its manufacturing operation to electronic manufacturing service (EMS) providers. Until 2008, two EMS providers, Celestica and Solectron (acquired by Flextronics in October 2007), had exclusive arrangements with Alcatel-Lucent USA Inc. to supply most of Alcatel-Lucent USA Inc.-designed wireless and wireline products. Although no longer exclusive suppliers, Celestica continues to manufacture most of Alcatel-Lucent USA Inc.’s existing wireless products and Solectron continues to consolidate the outsourced manufacturing of Alcatel-Lucent USA Inc.’s portfolio of wireline products. Alcatel-Lucent USA Inc. generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the contractual payment obligations schedule, presented above under the heading “Contractual Obligations”, does not include any commitments related to contract manufacturers.

Alcatel-Lucent USA Inc.’s Guarantees and Indemnification Agreements

Alcatel-Lucent USA Inc. divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$69 million of lease obligations as of June 30, 2011 (U.S.$72 million of lease obligations as of December 31, 2010 and U.S.$76 million of lease obligations as of June 30, 2010), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Alcatel-Lucent USA Inc. is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Alcatel-Lucent USA Inc. has similar agreements with Avaya and LSI Corporation. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent Public Bonds.  On March 27, 2007, Lucent issued full and unconditional guaranties of our 6.375 % notes due 2014 (the principal amount of which was € 462 million on June 30, 2011). This guaranty is unsecured and is subordinated to the prior payment in full of Lucent’s senior debt and is pari passu with Lucent’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Financing.  Based on standard industry practice, from time to time, we extend financing to certain of our customers by granting extended payment terms, making direct loans, or providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts, involving significant amounts to be paid by our customers over time.

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As of June 30, 2011, net of reserves, we had an exposure of approximately € 234 million under drawn customer financing arrangements, representing approximately € 225 million of deferred payments and loans, and € 9 million of guarantees. In addition, as of this date, we had further commitments to provide customer financing for approximately € 40 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the competitive landscape, and the customer’s management experience and depth. When we detect potential problems, we take mitigating actions, which may include the cancellation of undrawn commitments. Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

Customer Credit Approval Process and Risks.  We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Trade and Project Finance group, and in some cases, be assessed by a central Financial Analysis Risk and Risk Assessment Team, each independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, if economic conditions and the telecommunications industry in particular were to deteriorate, leading to the financial failure of our customers, we may realize losses on credit we extended and loans we made to our customers, on guarantees provided for our customers and losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer’s ongoing business. In such a context, should customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures.  We expect a somewhat lower amount of capital expenditures in 2011 compared to those of 2010, which amounted to € 692 million including capitalization of development expenditures (of which € 278 million during the first half 2010 and € 414 million during the second half 2010). We spent € 266 million in capital expenditures in the first half of 2011; consequently, we expect to make a higher amount of capital expenditures in the second half of the year. We believe that our current cash, cash equivalents and marketable securities and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program, as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will re-evaluate our capital expenditure priorities appropriately. We may be also required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on that funding arrangement to meet our cash needs.

1.10 OUTLOOK FOR FULL YEAR 2011

Looking to full year 2011, we feel confident to grow faster than our addressable market and aim at a significant increase in profitability with an income from operating activities before restructuring costs, litigations, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments (excluding the negative non-cash impact of Lucent’s purchase price allocation) above 5% of 2011 revenues.

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1.11 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments

Although, at June 30, 2011, our exposure to financial market risks was not materially different from our exposure at the end of last year, as described in our 2010 Form 20-F, outstanding amounts may vary significantly according to underlying exposures and fair value of derivative instruments changes depending on market conditions.

No significant change occurred in the first half 2011.

As a result of our hedging transactions, the fixed rate debt part of our gross financial debt represents approximately 85 % of such as of June 30, 2011 compared to 87% as of December 31, 2010.

As noted in our 2010 Form 20-F, we are exposed to credit risk on marketable securities, cash and cash equivalents and derivative instruments in the event of counterparty default. We closely monitor this credit risk daily, with strict limits based on the counterparties’ credit ratings. As of today, we have not suffered any significant loss due to a counterparty default.

1.12 RESEARCH AND DEVELOPMENT

Cost. During the first half 2011, our research and development costs amounted to € 1,309 million, including the impact of the capitalization of development costs, the capital gain (loss) on disposal of fixed assets and the impact of the purchase price allocation entries for the business combination with Lucent (which impact is disclosed in Note 5b of the unaudited condensed interim consolidated financial statements included elsewhere in this document), representing 17.1 % of revenues of the period, compared to costs of € 1,296 million in the first half of 2010, representing 18.4 % of the revenues for that period. Excluding the impact of the capitalization of development costs and capital gain (loss) on disposal of fixed assets and the impact of the purchase price allocation entries of the business combination with Lucent, research and development costs amounted to € 1,229 million for the first half 2011 compared with € 1,215 million for the first half 2010.

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    2.  ALCATEL-LUCENT UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2011

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions except per share information)	Note	Six months ended June 30,
		2011 (a)	2011	2010
Revenues	(5)	$11,100	€7,643	€7,060
Cost of sales (1)		(7,103)	(4,891)	(4,625)
Gross profit		3,997	2,752	2,435
Administrative and selling expenses (1)		(2,113)	(1,455)	(1,447)
Research and development expenses before capitalization of development expenses		(1,892)	(1,303)	(1,280)
Impact of capitalization of development expenses		(9)	(6)	(16)
Research and development costs (1)		(1,901)	(1,309)	(1,296)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(5)	(17)	(12)	(308)
Restructuring costs (1)	(12)	(118)	(81)	(244)
Litigations (2)		6	4	(16)
Gain/(loss) on disposal of consolidated entities (3)		3	2	(3)
Post-retirement benefit plan amendments	(12) & (14)	97	67	-
Income (loss) from operating activities		(29)	(20)	(571)
Interest related to gross financial debt		(257)	(177)	(178)
Interest related to cash and cash equivalents		42	29	30
Finance costs	(7)	(215)	(148)	(148)
Other financial income (loss)	(7)	267	184	85
Share in net income (losses) of equity affiliates		3	2	8
Income (loss) before income tax and discontinued operations		26	18	(626)
Income tax benefit (expense)	(8)	51	35	(51)
Income (loss) from continuing operations		77	53	(677)
Income (loss) from discontinued operations		-	-	(13)
NET INCOME (LOSS)		77	53	(690)
Attributable to:
— Equity owners of the parent		48	33	(699)
— Non-controlling interests		29	20	9
Net income (loss) attributable to the equity owners of the parent per share (in euros)
— Basic earnings (loss) per share	(9)	0.01	0.01	(0.31)
— Diluted earnings (loss) per share	(9)	0.01	0.01	(0.31)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
— Basic earnings (loss) per share		0.01	0.01	(0.30)
— Diluted earnings (loss) per share		0.01	0.01	(0.30)
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings per share		0.00	0.00	(0.01)
— Diluted earnings per share		0.00	0.00	(0.01)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.4523 on June 30, 2011.
(1)	Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 6.
(2)

Related to material litigations (see Note 1p of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010): the arbitral award on the collapse of a building in Madrid disclosed in Note 34e of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010 (for an amount of € (22) million as of December 31, 2010), the FCPA litigation disclosed in Note 34b of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010 (for an amount of € 1 million net of hedging impacts as of June 30, 2011 and € (10) million net of hedging for the year ended December 31, 2010), and the Fox River litigation disclosed in Note 31 of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010 (for an amount of € 3 million or U.S.$ 4.5 million as of June 30, 2011 and € 4 million or U.S.$ 5 million as of December 31, 2010).

(3)	2011 and 2010 amounts are mainly related to the disposal of the Vacuum business (see Note 3).

Alcatel-Lucent First Half Report 2011    35

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Six months ended June 30,
	2011 (a)	2011	2010
Net income (loss) for the period	$77	€53	€(690)
Financial assets available for sale:	9	6	16
Valuation gains/(losses) taken to equity	10	7	16
Transferred to profit or loss on sale	(1)	(1)	-
Cumulative translation adjustments	(334)	(230)	347
Cash flow hedging:	13	9	19
Amount taken to equity	(1)	(1)	36
Recycling in income (loss)	14	10	(17)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(68)	(47)	(873)
Tax on items recognized directly in equity	68	47	7
Other adjustments		-	-
Total other comprehensive income/(loss)	(312)	(215)	(484)
Of which transferred to profit and loss	13	9	-
Total comprehensive income (loss) for the period	(235)	(162)	(1,174)
Attributable to:
• Equity owners of the parent	(206)	(142)	(1,284)
• Non-controlling interests	(29)	(20)	110

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.4523 on June 30, 2011.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions)
ASSETS	Notes	June 30, 2011 (a)	June 30, 2011	December 31, 2010
Non-current assets:
Goodwill		$6,075	€4,183	€4,370
Intangible assets, net		2,597	1,788	2,056
Goodwill and intangible assets, net		8,672	5,971	6,426
Property, plant and equipment, net		1,743	1,200	1,311
Investment in net assets of equity affiliates		15	10	9
Other non-current financial assets, net		563	388	400
Deferred tax assets		1,368	942	948
Prepaid pension costs	(14)	3,740	2,575	2,746
Other non-current assets		528	364	257
Total non-current assets		16,629	11,450	12,097
Current assets:
Inventories and work in progress, net	(11)	3,271	2,252	2,295
Trade receivables and other receivables, net	(11)	4,846	3,337	3,664
Advances and progress payments	(11)	115	79	75
Other current assets		1,329	915	885
Current income taxes		213	147	168
Marketable securities, net	(13)	805	554	649
Cash and cash equivalents	(13)	5,045	3,474	5,040
Current assets before assets held for sale		15,624	10,758	12,776
Assets held for sale and assets included in disposal groups held for sale		6	4	3
Total current assets		15,630	10,762	12,779
Total assets		32,259	22,212	24,876

(In millions)
EQUITY AND LIABILITIES	Notes	June 30, 2011 (a)	June 30, 2011	December 31, 2010
Equity:
Capital stock (€ 2 nominal value: 2,324,765,381 ordinary shares issued at June 30, 2011, 2 318 114 824 ordinary shares issued at June 30, 2010 and 2,318,385,548, ordinary shares issued at December 31, 2010)		$6,753	€4,650	€4,637
Additional paid-in capital		24,316	16,743	16,726
Less treasury stock at cost		(2,276)	(1,567)	(1,566)
Accumulated deficit, fair value and other reserves		(22,467)	(15,470)	(15,139)
Cumulative translation adjustments		(1,407)	(969)	(779)
Net income (loss) - attributable to the equity owners of the parent		48	33	(334)
Equity attributable to equity owners of the parent		4,967	3,420	3,545
Non-controlling interests		915	630	660
Total equity		5,882	4,050	4,205
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(14)	6,554	4,513	5,090
Convertible bonds and other bonds, long-term	(13)	5,619	3,869	4,037
Other long-term debt	(13)	203	140	75
Deferred tax liabilities		1,457	1,003	1,126
Other non-current liabilities		347	239	259
Total non-current liabilities		14,180	9,764	10,587
Current liabilities:
Provisions	(12)	2,309	1,590	1,858
Current portion of long-term debt and short-term debt	(13)	607	418	1,266
Customers’ deposits and advances	(11)	1,169	805	803
Trade payables and other payables	(11)	5,735	3,948	4,325
Current income tax liabilities		155	107	137
Other current liabilities		2,222	1,530	1,695
Current liabilities before liabilities related to disposal groups held for sale		12,197	8,398	10,084
Liabilities related to disposal groups held for sale		-	-	-
Total current liabilities		12,197	8,398	10,084
Total Equity and Liabilities		32,259	22,212	24,876

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.4523 on June 30, 2011.

Alcatel-Lucent First Half Report 2011    37

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)		Six months ended June 30,
	Notes	2011 (a)	2011	2010
Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		$48	€33	€(699)
Non-controlling interests		29	20	9
Adjustments	(15)	354	244	399
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(15)	431	297	(291)
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(11)	(179)	(123)	(577)
Trade receivables and other receivables	(11)	289	199	583
Advances and progress payments	(11)	(7)	(5)	24
Trade payables and other payables	(11)	(344)	(237)	5
Customers’ deposits and advances	(11)	(22)	(15)	(18)
Other current assets and liabilities		(323)	(223)	(91)
Cash provided (used) by operating activities before interest and taxes		(155)	(107)	(365)
Interest received		46	32	28
Interest paid		(244)	(168)	(181)
Taxes (paid)/received		(78)	(54)	(68)
Net cash provided (used) by operating activities		(431)	(297)	(586)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		9	6	3
Capital expenditures		(386)	(266)	(278)
Of which impact of capitalization of development costs		(184)	(127)	(132)
Decrease (increase) in loans and other non-current financial assets		13	9	3
Cash expenditures for obtaining control of consolidated companies	(15)	-	-	(1)
Cash proceeds from losing control of consolidated companies	(15)	4	3	-
Cash (expenditure) and proceeds from acquisition or sale of non-consolidated companies or equity affiliates		(6)	(4)	14
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities		131	90	248
Net cash provided (used) by investing activities		(235)	(162)	(11)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt	(13)	25	17	(12)
Issuance of long-term debt	(13)	1	1	15
Repayment/repurchase of long-term debt	(13)	(1,232)	(848)	(356)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control		-	-	-
Capital increase (1)		22	15	-
Dividends paid		(100)	(69)	(3)
Net cash provided (used) by financing activities		(1,284)	(884)	(356)
Cash provided (used) by operating activities of discontinued operations		-	-	-
Cash provided (used) by investing activities of discontinued operations		-	-	-
Cash provided (used) by financing activities of discontinued operations		-	-	-
Net effect of exchange rate changes		(324)	(223)	429
Net Increase (Decrease) in cash and cash equivalents		(2,274)	(1,566)	(524)
Cash and cash equivalents at beginning of period / year		7,319	5,040	3,577
Cash and cash equivalents at end of period / year (2)		5,045	3,474	3,053

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.4523 on June 30, 2011.
(1)	Of which € 13 million related to stock options exercised during the six month period ended June 30, 2011 (see Note 6).
(2)

Includes € 890 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2011 (€ 877 million as of June 30, 2010 and € 1,044 million as of December 31, 2010). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

Alcatel-Lucent First Half Report 2011    38

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares	Capital stock	Addi- tional paid-in capital	Accumu- lated deficit	Fair value and other reserves	Treasury stock	Cumula tive transla tion adjust ments	Net income (loss)	Total attributa- ble to the owners of the parent	Non- controlling interests	TOTAL
Balance at December 31, 2009 after appropriation	2,259,740,424	4,636	16,689	(13,323)	(1,719)	(1,567)	(976)	-	3,740	569	4,309
Changes in equity for the six month period ended June 30, 2010:
Total comprehensive income (loss) for the six month period ended June 30, 2010 (1)					(832)	-	247	(699)	(1,284)	110	(1,174)
Capital increases	54,006		-						-		-
Share-based payments			20						20		20
Treasury stock	10,260					1			1		1
Dividends									-	(3)	(3)
Other adjustments				(4)					(4)	(1)	(5)
Balance at June 30, 2010	2,259,804,690	4,636	16,709	(13,327)	(2,551)	(1,566)	(729)	(699)	2,473	675	3,148
Changes in equity for the last six months of 2010
Total comprehensive income (loss) for the last six months of 2010					743		(50)	365	1,058	(18)	1,040
Capital increases	270,724	1							1		1
Share-based payments			17						17		17
Treasury stock	107,715			(1)					(1)		(1)
Dividends									-	(1)	(1)
Other adjustments				(3)					(3)	4	1
Appropriation of net income (loss)				(334)				334	-		-
Balance at December 31, 2010 after appropriation	2,260,183,129	4,637	16,726	(13,665)	(1,808)	(1,566)	(779)	-	3,545	660	4,205
Changes in equity for the six month period ended June 30, 2011
Total comprehensive income (loss) for the six month period ended June 30, 2011 (1)					15		(190)	33	(142)	(20)	(162)
Other capital increases(2)	6,379,833	13	2						15		15
Share-based payments			15						15		15
Treasury stock	(50,089)					(1)			(1)		(1)
Dividends									-	(16)	(16)
Other adjustments				(12)					(12)	6	(6)
Balance at June 30, 2011	2,266,512,873	4,650	16,743	(13,677)	(1,793)	(1,567)	(969)	33	3,420	630	4,050

(1)	See unaudited interim condensed consolidated statements of comprehensive income.
(2)	Of which 6,259,897 shares issued related to stock options or restricted stock units (see Note 6).

Alcatel-Lucent First Half Report 2011    39

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters were situated at 54, rue la Boétie, 75008 Paris, France until May 17, 2010 and since that date are now situated at 3, avenue Octave Gréard, 75007, Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

The unaudited interim condensed consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On July 27, 2011, the Board of Directors authorized the issuance of these unaudited interim condensed consolidated financial statements at June 30, 2011.

NOTE 1. Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these consolidated financial statements for issuance.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias/index_en.htm.

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, International Accounting Standards (“IASs”) and accounting interpretations issued by the IFRS Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).

As of June 30, 2011, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•	IAS 39, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

New financial reporting standards or amendments applied as of January 1, 2011

No new standard or amendment applied except for the 2010 “Improvements to IFRSs” (issued in May 2010) that the European Union endorsed in February 2011. The “Improvements to IFRSs” contained amendments to IFRS 3 – Business Combinations, IFRS 7 – Financial Instruments: Disclosures, IAS 1 – Presentation of Financial Statements, IAS 27 – Consolidated and Separate Financial Statements, IAS 34 – Interim Financial Reporting and IFRIC 13 – Customer Loyalty Programmes.

These amendments had no impact on our unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2011. We nevertheless modified the content of our disclosure notes to comply with the amendments to IAS 34.

Published IASB financial reporting standards, amendments and interpretations that are not yet mandatory and that the EU has not yet endorsed

The IASB published the following standards and amendments prior to June 30, 2011 that are not mandatory:

•	IFRS 9 “Financial Instruments: Classification and Measurement” (issued November 2009);

•	amendment to IFRS 7 “Disclosures - Transfers of Financial Assets” (issued October 2010);

•	amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters” (issued December 2010);

•	amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets” (issued December 2010);

•	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

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•	IAS 27 “Separate Financial Statements” (issued May 2011). IFRS 10 and IAS 27 supersede IAS 27 “Consolidated and Separate Financial Statements” (as amended in 2008);

•	IFRS 11 “Joint Arrangements” (issued May 2011);

•	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011). This IAS supersedes IAS 28 “Investments in Associates” (as revised in 2003);

•	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

•	IFRS 13 “Fair Value Measurement” (issued May 2011);

•	amendment to IAS 1 “Presentation of Financial Statements” (issued June 2011); and

•	IAS 19 “Employee Benefits” (Revised and issued June 2011).

IFRS 10 “Consolidated Financial Statements”

Based on a preliminary study of this new standard, we have not identified any material impacts regarding the future application of this standard. However, our final assessment of the standard’s potential impacts is not yet complete.

IFRS 11 “Joint Arrangements”

Alda Marine is the only entity that Alcatel-Lucent consolidates using proportionate consolidation. Alcatel-Lucent has a 51% interest in this entity and jointly controls it (as defined by IAS 31 – Interests in Joint Ventures) with Louis Dreyfus Armateurs, which holds the remaining 49% interest. Under IFRS 11, joint arrangements are to be accounted for either as a joint operation or as a joint venture. Although Alda Marine is viewed as a joint venture under IAS 31, it is not yet clear whether Alcatel-Lucent controls this entity under IFRS 10 – Consolidated Financial Statements, in accordance with IFRS 10’s new definition of control, or whether Alcatel-Lucent continues to exercise joint control over this entity in accordance with IFRS 11. If it is determined that Alcatel-Lucent controls Alda Marine, this entity will be fully consolidated from January 1, 2013 onwards. If it is determined that Alcatel-Lucent exercises joint control, this entity will be accounted for under the equity method from January 1, 2013 onwards because joint ventures no longer can be consolidated using the proportionate method. The impact of adopting either method on the consolidated financial statements will not be material. If we had accounted for this entity under the equity method as of December 31, 2010, it would have resulted in (i) a negative impact of € 8 million on income from operating activities, (ii) a decrease in net financial debt of € 28 million, and (iii) a decrease in property, plant and equipment of € 33 million. If we had fully consolidated this entity as of December 31, 2010, it would have resulted in (i) a positive impact of € 8 million on income from operating activities, (ii) an increase in net financial debt of € 27 million, and (iii) an increase in property, plant and equipment of € 31 million.

Based on a preliminary study of IFRS 11, we have not identified any other impacts regarding the future application of this standard. However, our final assessment of the standard’s potential impacts is not yet complete.

IAS 19 - Employee Benefits

On June 16, 2011, the IASB issued a revised IAS 19 “Employee Benefits” that is mandatory for annual periods beginning on or after January 1, 2013. Even if earlier application is permitted, Alcatel-Lucent does not intend to apply the revised standard early. For Alcatel-Lucent, this revised standard mainly impacts the financial component of pension and post-retirement benefit costs recognized in the “Other financial income (loss)” caption in the consolidated income statements. Currently, this financial component is determined as the net of the interest cost on the defined benefit obligation (based on the discount rate applied) and the expected income on plan assets (based on the expected rate of return on plan assets). In addition, the financial component for Alcatel-Lucent’s U.S. plans is updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets is reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component will be called “net interest on the net defined benefit liability (asset)” and will be measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling; each of these interest amounts being computed using the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

The following table compares the historical expected rates of return on plan assets used to determine the expected returns on plan assets based on the current standard, and the rates that would have been used, had the revised standard been applied. It also shows the actual rates of return on plan assets. The actual return on plan assets is based on our main pension plans (U.S., France, Germany, United Kingdom, the Netherlands and Belgium) that represent 99.6% of Alcatel-Lucent’s plan asset fair values. For comparison purposes, all weighted average rates shown below are based on opening plan asset fair values.

Alcatel-Lucent First Half Report 2011    41

	Discount rate (revised IAS19)	Expected rate of return on plan assets (current IAS19)	Actual rate of return on plan assets
2006	5.36%	7.99%	11.68%
2007	5.61%	7.39%	11.49%
2008	6.09%	7.07%	-7.94%
2009	6.12%	6.69%	10.93%
2010	5.44%	6.55%	11.64%
5-year average	5.73%	7.14%	7.56%

The application of this revised standard would have had a negative impact on “Other financial income (loss)” in our consolidated income statements (and therefore on income (loss) before income tax and discontinued operations) of approximately € (281) million in 2009, € (502) million in 2010 and € (250) million for the 6-month period ended June 30, 2011. This negative impact, however, would have been offset by an identical positive impact in the consolidated statements of comprehensive income. This revised standard, therefore, would have no impact on either income (loss) from operating activities or on Group equity. It would also have no impact on funding requirements.

Due to more precise guidance regarding the use of mortality tables, as required by IAS 19 revised paragraph 82, the potential change of some of the mortality tables used could have an impact on the funded status of our pension and other post-retirement benefit obligations under IFRS and a corresponding impact on the future interests costs. This potential impact is currently in the process of being assessed. It should nevertheless have no impact on funding requirements.

No other material impacts have been identified regarding the future application of this revised standard.

The unaudited interim condensed consolidated financial statements at June 30, 2011 are prepared in compliance with IAS 34 “Interim Financial Reporting”. The accounting policies and measurement principles adopted for the consolidated financial statements as of and for the quarter ended June 30, 2011 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2010.

Unaudited interim condensed consolidated financial statements

Seasonal nature of activity

Interim net revenues and income from operations are highly seasonal due to a high level of activity during the last quarter of the year and a weak first quarter, second and third quarter results falling between these two extremes. This characteristic varies from year to year. Pursuant to the IFRS accounting principles, interim net revenues are accounted for under the same principles as year-end net sales; that is, in the period in which they are achieved.

NOTE 2.    Principal uncertainties regarding the use of estimates

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of June 30, 2011. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Goodwill

(In millions of euros)	June 30, 2011	December 31, 2010
Goodwill, net	4,183	4,370

(1) Including capitalized development costs, net.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss was accounted for during the first six months of 2011 and 2010.

The carrying value of each group of cash generating units, which is the level at which goodwill is monitored for internal management purposes (i.e. Product Division), is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

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The value in use of each Product Division is calculated using a five year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (Gordon Shapiro approach).

The fair value less costs to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	five year discounted cash flow analysis plus a Sales Multiple (Enterprise Value-“EV”/Sales) to measure discounted residual value, and
•

five year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value-“EV”/Earnings Before Interest, Tax, Depreciation and Amortization-“EBITDA”) to measure discounted residual value.

The recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the impairment tests performed by the Group in the second quarter of 2011, are based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions are:

•	discount rate;
•	a faster growth of our Group than our addressable market in 2011; and
•	a significant increase in profitability in 2011 with a segment operating income above 5% of 2011 revenues.

The discount rate used for the annual impairment test of 2011 was the Group’s weighted average cost of capital (“WACC”) of 10%. This discount rate is an after-tax rate applied to after-tax cash flows. The use of such rate results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2011 recoverable value of the groups of cash generating units that include goodwill and intangible assets by € 738 million and € 897 million, respectively. An increase of 0.5% in the discount rate would not have triggered any impairment losses as of June 30, 2011.

In addition to the annual goodwill impairment tests that occur during the second quarter of each year, impairment tests are carried out if Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the change in the economic environment and the volatile behaviour of financial markets, the Group assessed whether as of June 30, 2011 and December 31, 2010, respectively, there was any indication that any Product Division goodwill may be impaired at that date. The Group concluded that there were no triggering events that would justify performing an additional impairment test as of March 31, 2011 and December 31, 2010.

b/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	June 30, 2011	December 31, 2010
Related to the United States	658 (1)	277
Related to other tax jurisdictions	284	671
Total	942	948

(1)

Following the performance of the 2011 annual goodwill impairment test, a reassessment of deferred taxes resulted in increasing the deferred tax assets recorded in the United States and reducing those recognized in France compared to the situation as of December 31, 2010.

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Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1n of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent’s statement of financial position and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2011 are € 586 million (€ 819 million as of June 30, 2010 and € 691 million as of December 31, 2010).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

c/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on Alcatel-Lucent’s results or equity attributable to equity owners of the parent.

	Six months ended June 30, 2011	Six months ended June 30, 2010
Weighted average expected rates of return on pension and post-retirement plan assets	6.47%	6.55%
Weighted average discount rates used to determine the pension and post-retirement expense	4.92%	5.43%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a € 225 million increase in pre-tax income during the first six months of 2011 (€ 319 million increase in pre-tax income during 2010 and a € 112 million increase in pre-tax income during the first six months of 2010). Included in the € 225 million increase in 2011 was € 67 million booked as a result of the changes to the management retiree pension plan. Included in the € 319 million increase in 2010 was € 30 million booked as a result of the changes to the management retiree healthcare benefit plans. Both are described in Note 14.

Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2010 net pension and post-retirement result by approximately € (59) million and € 67 million, respectively.

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Expected return on plan assets

Expected return on plan assets for Alcatel-Lucent’s U.S. plans are determined based on recommendations from our external investment advisor and our own experienced historical returns. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. These assumptions are reviewed annually or at occurrence of a significant event, such as a change in the asset allocation. We do not update our assumptions for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans for the second quarter of 2011 is based on March 31, 2011 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans for each quarter of 2011 is based on the fair values of plan assets at December 31, 2010.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2010 net pension and post-retirement result by approximately € 135 million.

For its U.S. plans, Alcatel-Lucent recognized a US$ 1 million (€ 1 million) increase in the net pension credit during the second quarter of 2011, which is accounted for in “other financial income (loss)”. This increase corresponds to an increase in the expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the increase of the amount of plan assets and a higher interest cost due to an increase in discount rates. On Alcatel-Lucent’s U.S. plans, Alcatel-Lucent expects a US$ 2 million increase in the net pension credit to be accounted for in “other financial income (loss)” between the 2011 second quarter and the 2011 third quarter. This increase mainly corresponds to a lower interest cost due to a decrease in discount rates. Alcatel-Lucent does not anticipate a material impact outside its U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for Alcatel-Lucent’s U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of Alcatel-Lucent’s U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuary’s recommendations.

Participation assumptions

Alcatel-Lucent’s U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

The mortality assumption for Alcatel-Lucent’s U.S. plans is based on actual recent experience of the participants in our Management Pension Plan and our U.S. Occupational Pension Plans. For the 2009 year-end valuation, the mortality assumptions were updated again based on the actual experience of the two plans. We looked at the experience for the years of 2004 through 2008. As was the case previously, there was insufficient experience to develop assumptions for active employees and former employees who have delayed commencing their pension benefits, so we used the RP 2000 mortality table projected up to year 2009.

Plan assets investment

At its meeting on July 29, 2009, the Board of Directors approved the following modifications to the asset allocation of Alcatel-Lucent’s pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) were to remain unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. These changes were intended to have the assets more closely match the underlying liabilities generated by the plans. The reduction in equity investments in favor of fixed income securities was achieved immediately. The implementation of the asset allocation approved on July 29, 2009 was completed as of January 1, 2010. We believe that these changes should lead to a slight decrease in long-term returns from financial assets as the reduction in equity was largely compensated for by the increased expected return due to the reallocation within the fixed income portfolio. The impact of these changes was reflected in our expected return assumptions for year 2010.

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Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the June 30, 2011 actual fair values of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones used for accounting purposes as of June 30, 2011, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately € 235 million.

2010 US Health Care Legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under the new legislation, the subsidy paid to Alcatel-Lucent by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a € 76 million charge to the consolidated income statement and a € 6 million profit to the consolidated statement of comprehensive income for the year ended December 31, 2010 (refer to Note 8). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we offer to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of € 6 million recognized in the consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010 (see Note 14). One additional provision of the new health care law pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. Our outside actuaries attempted to assess the impact working with the very limited guidance available. Based on various assumptions that had to be made due to the uncertainty associated with the appropriate methodology to be used, the impact was anticipated to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

NOTE 3.    Changes in consolidated companies

No material change in consolidated companies occurred during the first six months of 2011.

The main changes in consolidated companies for 2010 were as follows:

•

on October 20, 2010 Pace plc, a technology developer for the global payTV market, announced the completion of the acquisition of stock of 2Wire previously owned by a consortium including Alcatel-Lucent, AT&T, Telmex and Oak Investments Partners. Our 26.7% shareholding in 2Wire was previously accounted for under the equity method as disclosed in Note 16 of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010. The disposal of these shares in the fourth quarter 2010 resulted in a capital gain of € 33 million before tax included in our financial result (see Note 7); and

•

on November 3, 2010, Alcatel-Lucent announced its intention to sell its Vacuum pump solutions and instruments business to Pfeiffer Vacuum Technology AG, a world leader in the vacuum industry. The sale was completed in December 2010 and the preliminary cash proceeds received were € 197 million (of which €112 million pertained to the disposal of the shares in consolidated and non-consolidated entities and €85 million pertained to the repayment of debt of these entities). For the year ended December 31, 2010, a capital gain of € 72 million was reflected in the income statement in the line item “Gain/(loss) on disposal of consolidated entities” (€ 65 million) and in the financial result for € 7 million (capital gain and impairment of financial assets related to the non-consolidated entities). This amount is subject to a purchase price adjustment to be determined in 2011. The impact on the income (loss) from continuing operations of this disposal was € 45 million for the year ended December 31, 2010.

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NOTE 4.    Change in accounting policy and presentation

No change in accounting policy or in the presentation occurred in the first six months period ended June 30, 2011.

2010

Since the Group’s adoption of IFRSs in 2004 for construction contracts, costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings were determined quarterly on a contract-by-contract basis. If the amount was positive, it was included in the statement of financial position as an asset under “amount due from customers on construction contracts”. If the amount was negative, it was included as a liability under “amount due to customers on construction contracts”. This presentation was based on our understanding of the requirements of IAS 11.

In practice, however, disclosure of these amounts in the statement of financial position is not common. Instead, the information is commonly disclosed in the notes to the financial statements. For this reason, the Group no longer presents in the statement of financial position the asset and liability for amounts due from, and amounts due to, customers on construction contracts, respectively. Instead, the information is disclosed as a note in our annual consolidated financial statements. Inventories and work in progress-net, trade receivables and other receivables-net, product sales reserves and, occasionally, customers’ deposits and advances are items in the statement of financial position that were impacted by the new presentation.

NOTE 5.    Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

The tables below present information for the operating segments described hereunder. They take into account the new organization effective January 1, 2010.

The information reported for each of our three operating segments is the same as that presented to the Chief Operating Decision Maker (i.e. the Chief Executive Officer) and is used to make decisions on resource allocation and to assess performance. As of January 1, 2010, the three operating segments were:

•	Applications: this develops and maintains software products for our applications business and consists of a Network applications and an Enterprise applications business ;
•

Networks: this includes four main businesses - IP (Internet Protocol), Optics, Wireless and Wireline - that provide end-to-end networks and individual network elements that meet the strategic communications needs of fixed, mobile and converged service providers. The Networks segment also includes another smaller business, Radio Frequency Systems, which is part of our Wireless business; and

•	Services: this segment designs, integrates, manages and maintains networks worldwide.

The information by operating segment follows the same accounting policies as those used and described in these unaudited interim condensed consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

The business model also comprises three customer-facing regions, Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific (APAC). The regions’ primary mission is to sell and ensure the highest customer satisfaction. The three regions each have complete responsibility for all customer-focused activities except for the Enterprise and strategic markets.

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a/ Information by operating segment

(In millions of euros) Six months period ended June 30, 2011	Networks	Applications	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	4,885	904	1,674	7,463	180	7,643
Revenues from transactions with other operating segments	8	33	6	47	(47)	-
Revenues from operating segments	4,893	937	1,680	7,510	133	7,643
Segment operating income (loss)	111	4	31	146	(25)	121

(In millions of euros) Six months period ended June 30, 2010	Networks	Applications	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	4,219	875	1,650	6,744	316	7,060
Revenues from transactions with other operating segments	13	30	5	48	(48)	-
Revenues from operating segments	4,232	905	1,655	6,792	268	7,060
Segment operating income (loss)	(73)	(44)	(21)	(138)	(29)	(167)

b/ Reconciliation to consolidated financial statements

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
Revenues from reportable segments	7,510	6,792
Revenues from Other and unallocated amounts	180	316
Intersegment eliminations	(47)	(48)
Total Group revenues	7,643	7,060
Reportable segments operating income (loss)	146	(138)
Operating income (loss) from Other and unallocated amounts (1)	(25)	(29)
Segment operating income (loss)	121	(167)
PPA (2) adjustments (excluding restructuring costs)	(133)	(141)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(12)	(308)
Restructuring costs	(81)	(244)
Litigations	4	(16)
Gain/(loss) on disposal of consolidated entities	2	(3)
Post-retirement benefit plan amendments	67	-
Income (loss) from operating activities	(20)	(571)

(1)	Including € 22 million of share-based payments that were not allocated to reportable segments in the six months ended June 30, 2011 (€ 20 million in the six months ended June 30, 2010.)
(2)	PPA: purchase price allocation entries related to Lucent business combination.

c/ Products and services revenues

The following table sets forth revenues and other income by product and service:

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
IP products	753	589
Optics products	1,291	1,177
Wireline products	664	658
Wireless products (including Radio Frequency Systems)	2,177	1,795
Applications	904	875
Services	1,674	1,650
Other	180	316
TOTAL	7,643	7,060

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d/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated
Six months ended June 30, 2011 - Revenues
- by customer location	694	1,303	278	1,207	2,890	708	563	7,643
Six months ended June 30, 2010 - Revenues
- by customer location	689	1,362	269	1,173	2,434	514	618	7,060

e/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first six months ended June 30, 2011, Verizon represented 15% and AT&T 10% of our revenues (each of Verizon and AT&T represented 11% for the 2010 year).

NOTE 6.    Share-based payments (stock option plans)

Impact on income (loss) from operating activities of share-based payments resulting from stock options and restricted stock units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
Compensation expense for share-based payments	22	20
Presented in the income statement:
• cost of sales	4	5
• administrative and selling expenses	14	9
• research and development costs	4	6
• restructuring costs	-	-
Of which equity settled	15	20
Of which cash settled (1)	7	-

(1)	Includes phantom share grants and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

During the vesting period, estimated annual forfeiture rates of 7% for Lucent plans and 5% for share-based payments granted by Alcatel-Lucent since March 2007 are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

Information (characteristics, fair values, assumptions and numbers) regarding all stock options and performance shares granted before December 31, 2010 are given in Note 23e of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010.

As of March 16, 2011, the Board of Directors granted 11,251,125 stock options that vest over four years and have an exercise price of € 3.70 per share, and 10,139,786 performance shares. Using a 40% expected volatility, a 3% risk free rate and a 0.8% distribution rate on future income, the fair value of one stock option is € 1.40 and the fair value of one performance share is € 3.05. Detailed characteristics regarding vesting and performance criteria are described in section 7.6 of the Group’s 20-F for the year ended December 31, 2010.

6,259,897 options were exercised during the six month period ended June 30, 2011, representing an amount of cash received of € 13.4 million.

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NOTE 7.    Financial income (loss)

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
Finance costs	(148)	(148)
Dividends	-	1
Provisions for financial risks	-	-
Impairment losses on financial assets	(1)	(1)
Net exchange gain (loss)	12	(60)
Financial component of pension and post-retirement benefit costs	187	131
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (1)	11	9
Other (2)	(25)	5
Other financial income (loss)	184	85
Total financial income (loss)	36	(63)

(1)

Of which for 2010: a capital gain of € 33 million related to the disposal of 2Wire shares in October 2010 and a capital gain of € 10 million related to the disposal of non-consolidated entities’ shares in the Vacuum pump solutions and instruments business in December 2010.

(2)

2010: of which a profit of € 24 million in the second quarter of 2010 related to resuming the initial accounting treatment in respect of the outstanding Lucent 2.875 % Series A convertible debentures (see Notes 24 and 26c of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010).

NOTE 8.    Income tax

Analysis of income tax (expense) benefit

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
Current income tax (expense) benefit	(31)	(46)
Deferred taxes related to the purchase price allocation for the Lucent business combination (1)	54	62
Deferred tax (charge) related to the post-retirement benefit plan amendments (2)	-	-
Deferred taxes related to Lucent’s post-retirement benefit plans (3) (4)	(57)	(102)
Deferred taxes related to Lucent’s 2.875 % Series A convertible debentures (5)	-	(9)
Other deferred income tax (expense) benefit, net (6)	69	44
Deferred income tax benefit (expense), net	66	(5)
Income tax benefit (expense)	35	(51)

(1)	Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.
(2)	Related to the post-retirement plan amendments described in Note 14.
(3)

Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group applies (see Notes 1k and 25 of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010).

(4)

The 2010 impact is mainly due to consequences of the recent Healthcare laws enacted in the U.S. These laws have one significant provision that impacted the Group involving the Medicare Part D tax free subsidy of about US$ 34 million annually that we receive from Medicare for continuing to provide our prescription drug benefits to Medicare-eligible active represented employees and formerly union-represented retirees. This legislation eliminates the deduction for expense allocable to the subsidy beginning in 2013, resulting in a reduction in our deferred tax asset and a corresponding income statement charge of about US$ 101 million (€ 76 million) in the first quarter of 2010.

(5)

Reversal of deferred tax liabilities related to Lucent’s 2.875 % Series A convertible debentures (see Notes 8, 24 & 26 of our 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010).

(6)

The 2011 and 2010 impacts are mainly due to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 and 2010 annual impairment tests of goodwill performed in the second quarters of 2011 and 2010, respectively.

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NOTE 9.    Earnings per share

a/ Number of shares comprising the capital stock

Number of shares	Six months ended June 30, 2011	Six months ended June 30, 2010
Number of ordinary shares issued (share capital)	2,324,765,381	2,318,114,824
Treasury shares	(58,252,508)	(58,310,134)
Number of shares in circulation	2,266,512,873	2,259,804,690
Weighting effect of shares issued for stock options exercised	(3,633,297)	(27,770)
Weighting effect of treasury shares	42,550	(8,273)
Number of shares used for calculating basic earnings per share	2,262,922,126	2,259,768,647

b/ Earnings per share calculation

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

In accordance with IAS 33 revised (paragraph 23), the weighted average number of shares to be issued upon conversion of bonds redeemable for shares is included in the calculation of basic earnings per share.

Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income (loss) is adjusted for after-tax interest expense relating to convertible bonds.

The dilutive effects of stock option and stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the “if converted method”).

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

(In millions of euros) Net income (loss)	Six months ended June 30, 2011	Six months ended June 30, 2010
Net income (loss) attributable to the equity owners of the parent - basic	33	(699)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-
Net income (loss) - diluted	33	(699)

Number of shares	Six months ended June 30, 2011	Six months ended June 30, 2010
Weighted average number of shares - basic	2,262,922,126	2,259,768,647
Dilutive effects:
- Equity plans (stock options, RSU)	45,973,284	-
Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	-	-
- 7.75% convertible securities	-	-
- 2.875% Series A convertible securities	-	-
- 2.875% Series B convertible securities	-	-
Weighted average number of shares - diluted	2,308,895,411	2,259,768,647

(In euros) Earnings (loss) per share, attributable to the owners of the parent	Six months ended June 30, 2011	Six months ended June 30, 2010
Basic	0.01	(0.31)
Diluted	0.01	(0.31)

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c/ Ordinary shares:

Ordinary shares owned by consolidated subsidiaries of the Group	Six months ended June 30, 2011	Six months ended June 30, 2010
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,209,958	58,318,407
Number of Alcatel-Lucent share equivalents	-	-

d/ Shares subject to future issuance:

	June 30, 2011	June 30, 2010
Number of stock options not exercised	185,894,922	215,775,258

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	Six months ended June 30, 2011	Six months ended June 30, 2010
Equity plans (stock options, RSU)	-	15,783,882
Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	309,597,523	360,162,302
7.75% convertible securities	37,557,287	37,557,287
2.875% Series A convertible securities	19,806,247	32,466,517
2.875% Series B convertible securities	183,631,269	301,009,458

NOTE 10.    Impairment test of goodwill

2011 Annual impairment test of goodwill

The 2011 annual impairment test of goodwill (performed in May/June 2011) did not result in any impairment loss.

In those groups of Cash Generating Units (Note 1g of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

2011 Annual test (in millions of euros)	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B)	Discount rate	Valuation method
Optics division	1,143	362	10.0%	Fair value (1)
Maintenance division	1,531	758	10.0%	Value in use (1)
Other CGU	1,509			Discounted cash flows and other data (3)
TOTAL NET	4,183

(1)	As defined in Note 2a.
(2)	At the date of the annual impairment test (i.e. June 30, 2011).
(3)

Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +1% and +2% depending on the Group’s CGU.

2010 Annual impairment test of goodwill

The 2010 annual impairment test of goodwill (performed in May/June 2010) did not result in any impairment loss.

In those groups of Cash Generating Units (Note 1g of the 2009 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2009) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

2010 Annual test (in millions of euros)	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B)	Discount rate	Valuation method
Optics division	1,168	885	10.0%	Value in use (1)
Maintenance division	1,808	842	10.0%	Value in use (1)
Other CGU	1,607			Discounted cash flows and other data (3)
TOTAL NET	4,583

Alcatel-Lucent First Half Report 2011    52

(1)	Discounted cash flows for 5 years plus a terminal value determined with a perpetual growth applied to the normalized cash flow of year 5.
(2)	At the date of the annual impairment test (i.e. June 30, 2010).
(3)

Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0% and +2.5% depending on the Group’s CGU.

NOTE 11.    Operating working capital

(In millions of euros)	June 30, 2011	December 31, 2010
Inventories and work in progress, net	2,252	2,295
Trade receivables and other receivables, net	3,337	3,664
Advances and progress payments	79	75
Customers’ deposits and advances	(805)	(803)
Trade payables and other payables	(3,948)	(4,325)
Operating working capital, net	915	906

(In millions of euros)	December 31, 2010	Cash flow	Change in consolidated companies	Translation adjustments and other	June 30, 2011
Inventories and work in progress	2,731	123	(1)	(173)	2,680
Trade receivables and other receivables, net	3,817	(199)	5	(120)	3,503
Advances and progress payments	75	5	-	(1)	79
Customers’ deposits and advances	(803)	15	-	(17)	(805)
Trade payables and other payables	(4,325)	237	(3)	143	(3,948)
Operating working capital, gross	1,495	181	1	(168)	1,509
Cumulated valuation allowances	(589)	-	1	(6)	(594)
Operating working capital, net	906	181	2	(174)	915

Receivables sold without recourse

Balances

(In millions of euros)	June 30, 2011	December 31, 2010
Outstanding amounts of receivables sold without recourse(1)	663	776

(1)

Without recourse in case of payment default by the debtor. See accounting policies in Note 1s of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010.

Changes in receivables sold without recourse

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
Impact on cash flows from operating activities	(113)	27

NOTE 12.    Provisions

a/ Balance at closing

(In millions of euros)	June 30, 2011	December 31, 2010
Provisions for product sales	546	579
Provisions for restructuring	313	413
Provisions for litigation	167	208
Other provisions	564	658
Total (1)	1,590	1,858
(1) Of which: portion expected to be used within one year	972	1,081
portion expected to be used after one year	618	777

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b/ Change during the six month period ended June 30, 2011

(In millions of euros)	December 31, 2010	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2011
Provisions for product sales (1)	579	266	(199)	(90)	-	(10)	546
Provisions for restructuring	413	87	(162)	(7)	-	(18)	313
Provisions for litigation	208	15	(55)	(15)	-	14	167
Other provisions	658	13	(31)	(54)	-	(22)	564
Total	1,858	381	(447)	(166)	-	(36)	1,590
Effect on the income statement by income statement line item:
- Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments		(281)		126			(155)
- Restructuring costs		(84)		7			(77)
- Litigations (2)		-		9			9
- Other financial income (loss)		(9)		10			1
- Income tax benefit (expense)		(6)		13			7
- Income (loss) from discontinued operations		(1)		1			-
Total		(381)		166			(215)

(1)	Including provisions for product sales on construction contracts which are no longer accounted for in amounts due to/from customers on construction contracts (see Note 4).

(2)

Related to material litigations (see Note 1p of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010): the FCPA litigation disclosed in Note 34b of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010 (for an amount of € 6 million excluding hedging impacts, although the amount reflected in the income statement for the six month period ended June 30, 2011 takes into account hedging impacts) and the Fox River litigation disclosed in Note 31 of the 2010 audited consolidated financial statements filed as part of the Group’s 20-F for the year ended December 31, 2010 (for an amount in the income statement for the six months ended June 30, 2011 of € 3 million or U.S.$ 4.5 million).

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing was reserved as of June 30, 2011.

c/ Analysis of restructuring provisions

(In millions of euros)	June 30, 2011	December 31, 2010
Opening balance	413	459
Utilization during period	(162)	(377)
Restructuring costs (social costs and other monetary costs)	77	369
Reversal of discounting impact (financial loss)	3	6
Effect of acquisition (disposal) of consolidated subsidiaries	-	-
Cumulative translation adjustments and other changes	(18)	(44)
Closing balance	313	413

d/ Restructuring costs

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
Social costs - Restructuring reserves	(37)	(168)
Other monetary costs - Restructuring reserves	(8)	(21)
Other monetary costs - Payables	(32)	(33)
Valuation allowances or write-offs of assets	(4)	(22)
Total restructuring costs	(81)	(244)

Alcatel-Lucent First Half Report 2011    54

NOTE 13. Financial debt

(In millions of euros)	June 30, 2011	December 31, 2010
Marketable securities – short term, net	554	649
Cash and cash equivalents	3,474	5,040
Cash, cash equivalents and marketable securities	4,028	5,689
(Convertible and other bonds – long-term portion)	(3,869)	(4,037)
(Other long-term debt)	(140)	(75)
(Current portion of long-term debt and short-term debt)	(418)	(1,266)
(Financial debt, gross)	(4,427)	(5,378)
Derivative interest rate instruments – other current and non-current assets	26	44
Derivative interest rate instruments – other current and non-current liabilities	-	(2)
Loan to joint venturer – financial asset (loan to co-venturer and receivable on disposal of Dunker Motoren)	19	24
Cash (financial debt), net before FX derivatives	(354)	377
Derivative FX instruments on financial debt – other current and non-current assets (1)	5	-
Derivative FX instruments on financial debt – other current and non current liabilities (1)	(27)	(15)
Cash (financial debt), net	(376)	362

(1)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$ /€) related to intercompany loans.

a/ Bonds

Balances at December 31, 2010 and at June 30, 2011:

(In millions of euros) Remaining amounts to be reimbursed	December 31, 2010	Currency translation impact	Other changes during the first six months of 2011	June 30, 2011
Issued by Alcatel-Lucent:
- OCEANE 5.00% - € 1,000 million (3) due January 2015	1,000	-	-	1,000
- OCEANE 4.75% - € 818 m (3) due January 2011 (1)	818	-	(818)	-
- 6.375% - € 462 m (3) due April 2014 (1)	462	-	-	462
- Floating rate € 200 m (3) due 2011/2012 extendable to 2016 (4)	200	-	-	200
- Senior Notes 8.50% - € 500 m (3) due January 2016	500	-	-	500
Issued by Lucent:
- 7.75% - U.S.$ 931 m (3) due March 2017 (5)	723	(55)	-	668
- 2.875% - U.S.$ 95 m (3) Series A due June 2023 (2) (5)	73	(5)	-	68
- 2.875% - U.S.$ 881 m (3) Series B due June 2025 (2) (5)	688	(52)	-	636
- 6.50% - U.S.$ 300 m (3) due January 2028	202	(15)	-	187
- 6.45% - U.S.$ 1,360 m (3) due March 2029	916	(69)	-	847
Sub-total	5,582	(196)	(818)	4,568
Equity component and issuing fees of Oceane 2015 issued by Alcatel-Lucent	(177)	-	18	(159)
Equity component and issuing fees of Oceane 2011 issued by Alcatel	-	-	-	-
Equity component of Lucent’s 7.75% convertible debentures	(84)	6	5	(73)
Equity component of Lucent’s 2.875% Series A convertible debentures (4)	(25)	1	1	(23)
Equity component of Lucent’s 2.875% Series B convertible debentures	(263)	20	5	(238)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	(8)	-	(2)	(10)
Carrying amount of bonds	5,025	(169)	(791)	4,065

(1)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent USA Inc .

(2)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.

(3)	Face amounts outstanding as at June 30, 2011.

Alcatel-Lucent First Half Report 2011    55

(4)

The maturity dates of the notes are August 2011 for a nominal amount of € 50 million, November 2011 for a nominal amount of € 50 million and February 2012 for a nominal amount of € 50 million and May 2012 for a nominal amount of € 50 million. Alcatel-Lucent may exercise an option to extend the maturity dates until February 2016 for a nominal amount of € 50 million, May 2016 for a nominal amount of € 50 million, August 2016 for a nominal amount of € 50 million and November 2016 for a nominal amount of € 50 million.

(5)	See Note 24 to the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010 for details on redemption options.

Changes during the six month period ended June 30, 2011:

•	Extension:

In October 2010 and July 2010, Alcatel-Lucent issued a series of notes for an aggregate € 200 million in notional value (see below). The maturity dates of the bonds due in February 2011 for a nominal amount of € 25 million and due in May 2011 for a nominal amount of € 50 million were extended until February 2012 for a nominal amount of € 25 million and until May 2012 for a nominal amount of € 50 million. After the extensions, the new maturity dates are August 2011 for a nominal amount of € 50 million, November 2011 for a nominal amount of € 50 million, February 2012 for a nominal amount of € 50 million and May 2012 for a nominal amount of € 50 million. These notes are reported for € 200 million in the short-term debt line item in the analysis by maturity (see Note 13b).

•	Repayment:

Alcatel-Lucent’s Oceane 4.75% EUR bond due January 2011 was repaid in January 2011 for a nominal value of € 818 million.

Changes in 2010:

•	Issuance of new debt:

In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “Senior Notes”) with an 8.5% coupon for a total nominal value of € 500 million. The proceeds were applied to partially refinance the 4.75% Oceane due January 1, 2011. The carrying value of the notes at the date of issuance was € 480 million. The difference between the nominal value and the carrying value of the notes at the date of issuance, equal to € 20 million, is amortized within finance costs over the life of the debt.

The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in minority interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford Alcatel-Lucent the ability to conduct its operations, strategy and finances without significant effect.

In October 2010 and July 2010, Alcatel-Lucent issued a series of notes for an aggregate € 200 million in notional value. The notes are floating rate. The initial maturity dates were February 2011 for a nominal amount of € 25 million, May 2011 for a nominal amount of € 50 million, August 2011 for a nominal amount of € 50 million, November 2011 for a nominal amount of € 50 million and February 2012 for a nominal amount of € 25 million. At each maturity date, Alcatel-Lucent has an option to extend the maturity dates for one year or until 2016. In Note 13b to our 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010, these notes were reported for € 175 million in the short-term debt line item in the analysis by maturity and for € 25 million as due in 2012.

•	Repurchases (redemption before maturity date):

In the first quarter of 2010, US$ 75 million in nominal value of the Lucent 2.875% Series A convertible debentures were bought back for US$ 75 million in cash, excluding accrued interest, and then cancelled.

Nominal value repurchased:

Lucent convertible bond 2.875% Series A:                                 US$ 75,000,000

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in shareholders’ equity.

A loss of € 1 million related to these repurchases was recorded in “other financial income (loss)” in the first quarter of 2010.

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•	Redemption before maturity date due to the existence of an optional redemption date:

At the holder’s option, the Lucent 2.875% Series A convertible debentures were redeemable at 100% of the principal amount plus any accrued and unpaid interest at June 15, 2010.

The outstanding nominal value of the Series A convertible debentures was equal to US$ 455 million just before June 15, 2010. At this date, US$ 360 million in nominal value of these debentures was redeemed for US$ 360 million in cash, plus accrued interest.

Nominal value redeemed:

Lucent convertible bond 2.875% US$ Series A:                US$ 360,000,000

Because of the change in accounting treatment applied in the second quarter of 2009, the carrying amount of the Lucent 2.875% Series A convertible debentures was equal to the nominal value of the debentures as of June 15, 2010. Therefore, no gain or loss related to the partial redemption was recorded.

b/ Analysis by maturity date and type of rate

(In millions of euros)	June 30, 2011	December 31, 2010
Current portion of long-term debt (1)	-	818
Short-term debt (2)	418	448
Financial debt due within one year	418	1,266
Of which: - within 3 months	194	1,010
- between 3 and 6 months	73	126
- between 6 and 9 months	72	67
- over 9 months	79	63
from July 1, 2011 to December 31, 2012
from July 1, 2012 to December 31, 2012	8	-
2012 (2)		49
2013	408	438
2014	574	496
2015	899	883
2016 and thereafter	2,120	2,246
Financial debt due after one year (3)	4,009	4,112
Total	4,427	5,378

(1)	Amount as of December 31, 2010 is related to the 4.75% Oceane due January 2011 (€ 816 million as of June 30, 2010).
(2)

Of which as of June 30, 2011 an aggregate nominal value of € 200 million related to the Alcatel-Lucent floating rate series of notes, issued in July 2010 and October 2010, due 2011 and February 2012 but extendable annually until 2016 or up to 2016 for € 196 million (€ 170 million due in 2011 and € 24 million due in February 2012 as of December 31, 2010).

(3)

The convertible securities may be retired earlier based on early redemption or buy back options, see Note 24 to the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

Breakdown of the debt by type of rate

Financial debt at fixed rate after hedging is approximately 85% of the total gross debt as of June 30, 2011 (90% at the end of 2010).

c/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent)

At July 27, 2011, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Stable	February 18, 2009	May 18, 2011
Standard & Poor’s	B	B	Stable	November 9, 2009	April 12, 2011

At July 27, 2011, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

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Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook

Standard & Poor’s	B	n.a	Stable	November 9, 2009	April 12, 2011

Moody’s: On May 18, 2011 Moody’s changed the Outlook of its Corporate Family Rating of Alcatel-Lucent as well as of its ratings of Alcatel Lucent USA Inc. and of the Lucent Technologies Capital Trust I, from Negative to Stable. The B1 Long Term rating was affirmed.

On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

Moody’s Corporate Family rating on Alcatel-Lucent USA Inc.’s debt was withdrawn on February 18, 2009, except the Lucent Technologies Capital Trust I’s trust preferred notes and bonds continue to be rated.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

Standard & Poor’s: On April 12, 2011, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA, Inc from Negative to Stable. The B ratings were affirmed.

On November 9, 2009, Standard & Poor’s lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short–term credit rating of Alcatel-Lucent was affirmed. The rating on the trust preferred securities of Lucent Technologies Capital Trust I was lowered from CCC+ to CCC. The negative outlook of the ratings was maintained.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions likely will impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Alcatel-Lucent’s short-term debt rating allows limited access to the French commercial paper market for short periods of time.

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at June 30, 2011

Alcatel-Lucent’s and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

d/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of € 1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly. Since the € 1.4 billion facility was established, Alcatel-Lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at July 27, 2011, the date of approval by Alcatel-Lucent’s Board of Directors of the financial statements for the six-month period ended June 30, 2011.

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NOTE 14. Pensions, retirement indemnities and other post-retirement benefits

Starting in January 1, 2007, Alcatel-Lucent elected to apply the option offered by the amendment of IAS 19 (see note 1k of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010) which allows for immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

98% of Alcatel-Lucent’s total benefit obligations and 98% of Alcatel-Lucent’s plan asset fair values were re-measured as of June 30, 2011. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, the Netherlands and Belgium) have been re-measured. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

For Alcatel-Lucent’s pension and post-retirement obligations in the United States, the impacts considered were increases in interest rates and differences between actual and expected plan asset performance and benefit payments. Actuarial gains of € 347 million (of which € 347 million related to pensions and € 0 million related to post-retirement benefits) resulted from higher actual plan asset returns than expected and net actuarial losses of € (78) million (of which € (156) million of actuarial losses related to pensions and actuarial gains of € 78 million related to post-retirement benefits) resulted from an increase of plan obligations mainly due to discount rate decreases and the annual census data update.

For Alcatel-Lucent’s main pension plans outside of the U.S., the impacts were estimated based on a sensitivity analysis that considered changes in interest rates and differences between actual and expected plan asset performance. Actuarial losses of € (20) million resulted from lower actual plan asset returns than expected and actuarial gains of € 2 million were related to a decrease of plan obligations. The impacts from all other pension and post-retirement plans were not significant.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of June 30, 2011 have been updated and are as follows:

Discount rate	June 30, 2011	June 30, 2010	December 31, 2010
US - Pension	4.91%	4.94%	4.95%
US - Post-retirement health care and other	4.31%	4.39%	4.38%
US - Post-retirement life	5.22%	5.15%	5.18%
Euro - Pension	4.75%	4.25%	4.75%
UK - Pension	5.50%	5.50%	5.50%

The change in the unrecognized surplus of plan assets (asset ceiling and application of IFRIC14) during the six-month period ended June 30, 2011 was € (298) million and related only to pensions (positive impact of € 37 million at June 30, 2010 and negative impact of € (57) million in 2010).

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Change in pension and post-retirement net asset (liability) recognized:

(In millions of euros)	June 30, 2011			June 30, 2010				December 31, 2010
	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits		Total	Pension benefits	Post- retirement benefits		Total
Net asset (liability) recognized at the beginning of the period	454	(2,798)	(2,344)	(139)	(2,504)		(2,643)	(139)	(2,504)		(2,643)
Operational charge	(28)	(1)	(29)	(28)	(1)		(29)	(60)	(3)		(63)
Financial income (1)	246	(59)	187	202	(71)		131	473	(134)		339
Curtailment (2)	-	-	-	10	-		10	13	-		13
Management pension and non represented healthcare plan amendment (3)	67	-	67	-	-		-	-	30		30
Total recognized in profits (losses)	285	(60)	225	184	(72)		112	426	(107)		319
Actuarial gains and (losses) for the period	173	78	251	(766)	(144)	(5)	(910)	218	(251)	(5)	(33)
Asset ceiling limitation and IFRIC14 effect	(298)	-	(298)	37	-		37	(57)	-		(57)
Total recognized in Statement of comprehensive income (4)	(125)	78	(47)	(729)	(144)		(873)	161	(251)		(90)
Contributions and benefits paid	89	7	96	95	13		108	201	25		226
420 transfer	-	-	-	-	-		-	(234)	234		-
Change in consolidated companies	-	-	-	-	-		-	5	-		5
Other (reclassifications and exchange rate changes)	(78)	210	132	54	(452)		(398)	34	(195)		(161)
Net asset (liability) recognized at the end of the period	625	(2,563)	(1,938)	(535)	(3,159)		(3,694)	454	(2,798)		(2,344)
Of which:
- Prepaid pension costs	2,575	-	2,575	2,902	-		2,902	2,746	-		2,746
- Pension, retirement indemnities and post-retirement benefits liability	(1,950)	(2,563)	(4,513)	(3,437)	(3,159)		(6,596)	(2,292)	(2,798)		(5,090)

(1)	This income is mainly due to the expected return on plan assets (refer to Note 7).

(2)	Accounted for in restructuring costs.

(3)	Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.

(4)

The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from the ones disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued activities, which are excluded in the above table.

(5)	For the year ended December 31, 2010, includes a € 6 million actuarial loss related to a change in the Private Fee For Service cost assumption due to the 2010 US Healthcare reform.

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Funded status

(In millions of euros)	June 30, 2011	June 30, 2010	December 31, 2010
Benefit obligation	(25,821)	(30,772)	(28,054)
Fair value of plan assets	25,870	28,970	27,538
Funded status	49	(1,802)	(516)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,987)	(1,892)	(1,828)
Net amount recognized	(1,938)	(3,694)	(2,344)

2011 U.S. Management Pension Plan amendment

Starting April 1, 2011, about 3,000 current active employees of the Management Pension Plan can opt to receive a lump sum when they retire. One of our actuarial assumptions is that, on average, future lump sum amounts will be determined using a 6% conversion discount rate. Because the current IAS 19 discount rate is lower, that difference results in a one-time credit of € 67 million. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

2010 U.S. Management Healthcare Plan amendment

The Patient Protection and Affordable Care Act (PPACA) of 2010 reduced funding for Medicare Advantage plans and eliminated the Medicare Advantage Private-Fee-For-Service arrangement (PFFS) effective January 1, 2011. As a result, our PFFS plan was transferred to another Medicare Advantage plan called the National Preferred Provider Organization (PPO) effective January 1, 2011. The impact of the reduced funding was reflected in the first quarter of 2010. Alcatel-Lucent USA Inc. amended its Medicare Advantage National PPO plan in the third quarter of 2010 with an effective date of January 1, 2011 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependents, which reduced the benefit obligation by € 30 million. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

NOTE 15. Notes to consolidated statements of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
Net income (loss) attributable to the equity owners of the parent	33	(699)
Non-controlling interests	20	9
Adjustments:
- Depreciation and amortization of tangible and intangible assets	464	496
Of which impact of capitalized development costs	133	148
- Post-retirement benefit plan amendment	(67)	-
- Changes in pension and other post-retirement benefit obligations, net	(254)	(209)
- Provisions, other impairment losses and fair value changes	(4)	(81)
- Repurchase of bonds and change of estimates related to Lucent 2.875% Series A convertible debentures	(6)	(24)
- Net (gain) loss on disposal of assets	(16)	(8)
- Share in net (income) losses of equity affiliates (net of dividends received)	(1)	(7)
- (Income) loss from discontinued operations	-	13
- Finance costs	148	148
- Share-based payments	15	20
- Taxes	(35)	51
Sub-total of adjustments	244	399
Net cash provided (used) by operating activities before changes in working capital, interest taxes	297	(291)

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b/ Free cash flow

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	297	(291)
Change in operating working capital	(181)	17
Other current assets and liabilities	(223)	(91)
Net cash provided (used) by operating activities before interest and taxes	(107)	(365)
Of which
- restructuring cash outlays	(162)	(213)
- contribution and benefits paid on pensions and OPEB	(96)	(108)
Interest received/(paid)	(136)	(153)
Taxes received/(paid)	(54)	(68)
Net cash provided (used) by operating activities	(297)	(586)
Capital expenditures	(266)	(278)
Free cash flow	(563)	(864)

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Six months ended June 30, 2011	Six months ended June 30, 2010
Obtaining control of consolidated entities	-	-
Cash (expenditure) on acquisition of newly consolidated entities	-	-
Cash and cash equivalents of newly consolidated entities	-	-
Total – net impact on cash flows of obtaining	-	-
Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	3	-
Cash and cash equivalents of formerly consolidated entities	-	-
Total – net impact on cash flows of losing control	3	-

NOTE 16. Contractual obligations and off balance sheet commitments

a/ Contractual obligations

No major change to be indicated since December 31, 2010.

b/ Off balance sheet commitments

During the first half of 2011 we provided a letter of Indemnity (“LOI”) in favour of Louis Dreyfus Armateurs (“LDA”), our co-venturer in the jointly-controlled entity Alda Marine, agreeing to indemnify them in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by us during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed € 50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the level of radiation measured during the repairs were always below critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered as remote as of June 30, 2011.

NOTE 17. Contingencies

The main changes that occurred during the first six month of 2011 relating to litigations disclosed in Note 34 of our 2010 audited consolidated financial statements and included in the Group’s 20-F for the year ended December 31, 2010 were the following:

a/ Costa Rican Actions

Following the Costa Rican Prosecutor’s Office indictment of certain individuals on July 27, 2007 on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others and ICE’s joinder of claims as a victim, the criminal court rendered its verdict on April 27, 2011, and declined, on procedural grounds, to rule on ICE’s related civil claims against Alcatel-Lucent. The criminal court issued its full written ruling on May 25, 2011. The corresponding reserve previously booked for an amount of €2 million was fully reversed during the second quarter 2011.

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b/ U.S. Prosecutions and Cases

The settlement agreement with the DOJ was accepted by the court on June 1, 2011. Alcatel-Lucent paid an amount of $25 million as the first installment of the criminal fine of U.S.$92 million - payable over the course of three years. Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica each pled guilty to conspiracy to violate the FCPA’s anti-bribery, books and records and internal accounting controls provisions. ICE attempted to intervene in the criminal settlement as an alleged victim of Alcatel-Lucent’s conduct, and filed a claim for restitution. On June 1, 2011, the court denied ICE’s claim for restitution and held that ICE was not a victim. ICE subsequently filed a petition for mandamus seeking reversal of the district court’s order, but the petition was denied. ICE has also filed a notice of direct appeal of the district court’s decision.

Pursuant to the agreements with both the DOJ and SEC, Alcatel-Lucent has engaged for the next three years a French anticorruption compliance monitor. In February 2011, Alcatel-Lucent paid the full $45.4 million in civil fines and disgorgement owed to the SEC.

ICE filed a notice of appeal of its civil RICO claim that was dismissed in January 2011 by the state court in Miami, Florida (USA) on forum non conveniens grounds.

c/ Investigations in France

With regard to the investigation of alleged acts of favoritism in the course of a contract award for a French Polynesia telecommunication submarine system, several current or former public officials of French Polynesia and a former consultant of ALSN were charged in March 2011 with either favoritism or aiding and abetting favoritism.

d/ Malaysia

Following the investigation by the Malaysian authorities of alleged corruption activities, no charges have been brought against Alcatel-Lucent’s subsidiary in Malaysia, but two customers in Malaysia have suspended giving any new business to Alcatel-Lucent for a period of 12 months commencing in January 2011 and February 2011, respectively.

Alcatel-Lucent is unable to predict the outcome of these investigations and their potential effect on Alcatel-Lucent’s business.

No significant new litigation has been commenced since December 31, 2010.

NOTE 18. Events after the statement of financial position date

Other than the matter referred to below, there were no events that are required to be disclosed or adjusted that occurred between June 30, 2011, the date of the statement of financial position, and July 27, 2011, the date when the Board of Directors authorized the unaudited interim condensed consolidated financial statements for issue.

On July 20, 2011, Alcatel-Lucent announced that it is exploring strategic options to enhance the future opportunities of its Enterprise business. All options are being explored including discussions with third parties. In conjunction with this ongoing review, and in application of local legal requirements, Alcatel-Lucent held meetings with employee representatives of its Enterprise business on July 20, 2011. No decision has been made on the options being explored and there is no certainty that this review will result in any change to Alcatel-Lucent’s Enterprise business.

If we were to decide to dispose of this business in the future, the corresponding activity may be presented as a discontinued activity, with restatement of prior period results in the income statement and prior period cash flows in the statement of cash flows. In the statement of financial position, the corresponding assets and liabilities would have to be presented as a disposal group held for sale in separate line items within non-current assets and liabilities, when the activity is readily available for sale and when the disposal is highly probable of being completed within the 12 following months, as required by IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

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Investor Relations

Alcatel-Lucent

3, avenue Octave Gréard

75007 Paris

France

Tel + 33 1 40 76 10 10

www.alcatel-lucent.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2011

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer

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